Exhibit 99.16

ARRANGEMENT AGREEMENT

between

GOLD X2 MINING INC.

- and -

KESSELRUN RESOURCES LTD.

Dated September 30, 2025

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULES		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	13
1.3	Number and Gender	13
1.4	Date for any Action	13
1.5	Statutory References	13
1.6	Currency	14
1.7	Invalidity of Provisions	14
1.8	Accounting Matters	14
1.9	Knowledge	14
1.10	Meaning of Certain Phrase	14
1.11	Schedules	14
ARTICLE 2 THE ARRANGEMENT		15
2.1	Arrangement	15
2.2	Interim Order	15
2.3	Kesselrun Meeting	16
2.4	Kesselrun Circular	17
2.5	Preparation of Filings	18
2.6	Final Order	18
2.7	Court Proceedings	19
2.8	Payment of Consideration	19
2.9	Closing	19
2.10	Announcement and Shareholder Communications	20
2.11	Withholding Taxes	20
2.12	U.S. Tax Matters	20
2.13	U.S Securities Laws	21
2.14	Kesselrun Convertible Securities	22
2.15	Debt Payment	22
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		23
3.1	Representations and Warranties of Gold X2	23
3.2	Representations and Warranties of Kesselrun	23
ARTICLE 4 COVENANTS		23
4.1	Covenants of Gold X2	23
4.2	Covenants of Kesselrun	27
4.3	No Interference with Certain Transactions	31
4.4	Indemnification and Insurance	31
ARTICLE 5 CONDITIONS		32
5.1	Notice and Cure Provisions	32
5.2	Mutual Conditions	33
5.3	Conditions to Obligations of Gold X2	34
5.4	Conditions to Obligations of Kesselrun	35
5.5	Merger of Conditions	36
ARTICLE 6 NON-SOLICITATION AND TERMINATION		36
6.1	Covenant Regarding Non-Solicitation.	36

6.2	Right to Accept a Superior Proposal	39
6.3	Acquisition Proposal Payment	40
6.4	Termination Fee	40
6.5	Termination	42
6.6	Reimbursement of Expenses	42
ARTICLE 7 AMENDMENT		43
7.1	Amendment	43
ARTICLE 8 GENERAL		43
8.1	Notices	43
8.2	Remedies	44
8.3	Expenses	45
8.4	Time of the Essence	45
8.5	Entire Agreement	45
8.6	Further Assurances	45
8.7	Governing Law	45
8.8	Execution in Counterparts	46
8.9	Waiver	46
8.10	No Personal Liability	46
8.11	Enurement and Assignment	46
SCHEDULE A - PLAN OF ARRANGEMENT		A-1
SCHEDULE B - REPRESENTATIONS AND WARRANTIES OF GOLD X2		B-1
SCHEDULE C - REPRESENTATIONS AND WARRANTIES OF KESSELRUN		C-1
SCHEDULE D – FORM OF KESSELRUN RESOLUTIONS		D-1
SCHEDULE E – FORM OF AMENDMENT AGREEMENT		E-1
SCHEDULE F – FORM OF VOTING SUPPORT AGREEMENT		F-1

ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 30th day of September, 2025

B E T W E E N:

GOLD X2 MINING INC.,

a corporation existing under the

Business Corporations Act (British Columbia),

(hereinafter referred to as “Gold X2”)

- and -

KESSELRUN RESOURCES LTD.

a corporation existing under the

Business Corporations Act (British Columbia),

(hereinafter referred to as “Kesselrun”)

WHEREAS Gold X2 wishes to acquire all of the issued and outstanding Kesselrun Shares (as defined below);

AND WHEREAS Gold X2 and Kesselrun propose to carry out the transactions contemplated by this Agreement by way of Plan of Arrangement under the provisions of the Business Corporations Act (British Columbia);

AND WHEREAS the Kesselrun Board has unanimously determined, after receiving financial and legal advice, and the oral Fairness Opinion, that the Arrangement is fair to the Kesselrun Shareholders and that the Arrangement is in the best interests of Kesselrun, and the Kesselrun Board has decided to recommend that the Kesselrun Shareholders vote in favour of the Arrangement, all subject to the terms and conditions contained in this Agreement;

AND WHEREAS concurrently with the execution and delivery of this Agreement and in order to induce Gold X2 to enter into this Agreement, Gold X2 has entered into the Gold X2 Voting Agreements with the Kesselrun Officers and the Kesselrun Board, pursuant to which, among other things, such parties agree, subject to the terms and conditions thereof, to vote their Kesselrun Shares in favour of the Kesselrun Arrangement Resolutions;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties hereto hereby covenant and agree as follows:

Article 1

DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms used herein or in an exhibit with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Aboriginal” means any aboriginal peoples of Canada, including First Nations, Inuit and Métis peoples of Canada and includes any group of Aboriginals, including tribal or Métis councils;

(b)	“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginals or Aboriginal groups with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest;

(c)	“Acquisition Proposal” means any proposal or offer made by a third party regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale, joint venture or other disposition, directly or indirectly, of 20% or more of the assets of Kesselrun (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more the assets of Kesselrun), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving Kesselrun (other than the Arrangement);

(d)	“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus Exemptions;

(e)	“Agreement” means this Arrangement Agreement, together with the schedules attached hereto, as may be amended, amended and restated, or supplemented from time to time;

(f)	“Approval Failure Event” has the meaning ascribed thereto under Section 4.1(o);

(g)	“Arrangement” means the arrangement of Kesselrun under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both Kesselrun and Gold X2, each acting reasonably);

(h)	“BCBCA” means the Business Corporations Act (British Columbia);

(i)	“Bluffpoint Gold Project” means the Bluffpoint Gold Project comprising of 452 mining claims covering approximately 9,047 hectares located in Bluffpoint Lake Township, with portions extending into the townships of Lawrence Lake, Napanee Lake and Barker Bay in the Kenora Mining Division of Northwestern Ontario;

(j)	“Bridge Loan” shall have the meaning ascribed to such term in Section 4.1(m);

(k)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(l)	“Cash Consideration” means $2,000,000 divided by the number of issued and outstanding Kesselrun Shares immediately prior to the Effective Time, being approximately $0.0213 in cash for each Kesselrun Share, without interest;

(m)	“Change in Recommendation” shall have the meaning ascribed to such term in Section 6.1(b)(iv);

(n)	“Confidentiality Agreement” means a confidentiality agreement entered into between Kesselrun and Gold X2 dated August 7, 2025;

(o)	“Consideration” means the consideration to be received by the Kesselrun Shareholders pursuant to the Plan of Arrangement in consideration for their Kesselrun Shares consisting of the Cash Consideration and the Share Consideration;

(p)	“Contract” means any legally binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or other legally binding commitment or undertaking of any nature, in each case whether written or unwritten and inclusive of all amendments, supplements or modifications thereto;

(q)	“Court” means the Supreme Court of British Columbia;

(r)	“Debt” means all Indebtedness of Kesselrun as disclosed in Schedule (m) of the Kesselrun Disclosure Letter;

(s)	“Debt Payment” means the payment by Gold X2 of the Subject Debt to be made on the Effective Date in accordance with Section 2.15;

(t)	“disclosed by Gold X2” or “Gold X2 Filings” means disclosed by Gold X2 in its public disclosure filings since July 31, 2022 or disclosed in the Gold X2 Disclosure Letter;

(u)	“disclosed by Kesselrun” or “Kesselrun Filings” means disclosed by Kesselrun in its public disclosure filings since July 31, 2022 or disclosed in the Kesselrun Disclosure Letter;

(v)	“Dissent Rights” means the rights of dissent exercisable by registered Kesselrun Shareholders in respect of the Arrangement, described in the Plan of Arrangement;

(w)	“Effective Date” means the effective date of the Arrangement, which shall be the second Business Day following the date on which all of the conditions precedent to the completion of the Arrangement contained in Article 5 have been satisfied or waived in accordance with this Agreement (other than those conditions which cannot, by their terms or nature, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date), or such other date as may be mutually agreed in writing by the Parties;

(x)	“Effective Time” has the meaning given in the Plan of Arrangement;

(y)	“Employment Laws” means all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation;

(z)	“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(aa)	“Environmental Laws” means all applicable Laws, including applicable common law, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

(bb)	“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance;

(cc)	“Environmental Permits” means all Permits issued or required by any Governmental Entity pursuant to any Environmental Law;

(dd)	“Expense Reimbursement” shall have the meaning ascribed to such term in Section 6.6 hereof;

(ee)	“Fairness Opinion” means the opinion of the Financial Advisor that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Kesselrun Shareholders under the Arrangement is fair, from a financial point of view, to the Kesselrun Shareholders;

(ff)	“Final Order” means the order of the Court approving the Arrangement, in a form acceptable to Kesselrun and Gold X2, each acting reasonably, granted pursuant to Section 291 of the BCBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Kesselrun and Gold X2, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Kesselrun and Gold X2, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied

(gg)	“Financial Advisor” means Evans & Evans Inc.;

(hh)	“Fladgate Agreements” means (i) the Consulting Agreement dated October 1, 2024 between Fladgate and Kesselrun; and (ii) the Land Use and Permit Agreement dated October 1, 2024 between Fladgate and Kesselrun;

(ii)	“Fladgate” means Fladgate Exploration Consulting Corporation;

(jj)	“FSE” means the Frankfurt Stock Exchange;

(kk)	“Goldshore Mining Project” means the mining project covering a total area of 19,708 hectares located approximately 100 km west of the city of Thunder Bay, Ontario, Canada;

(ll)	“Gold X2 Balance Sheet” shall have the meaning ascribed to such term in subsection (k) of Schedule B;

(mm)	“Gold X2 Board” means the board of directors of Gold X2;

(nn)	“Gold X2 Compensation Options” means compensation options of Gold X2 to purchase Gold X2 Shares;

(oo)	“Gold X2 Disclosure Letter” means the letter dated the date hereof delivered by Gold X2 to Kesselrun with respect to certain matters in this Agreement;

(pp)	“Gold X2 MD&A” shall have the meaning ascribed to such term in subsection (j)(i) of Schedule B;

(qq)	“Gold X2 Mineral Rights” shall have the meaning ascribed to such term in subsection (m)(i) of Schedule B;

(rr)	“Gold X2 Omnibus Incentive Plan” means the omnibus incentive plan of Gold X2 approved by the Gold X2 Shareholders on November 8, 2022;

(ss)	“Gold X2 Options” means the outstanding options issued pursuant to the Gold X2 Omnibus Incentive Plan to purchase Gold X2 Shares;

(tt)	“Gold X2 RSUs” means restricted share units of Gold X2 to acquire Gold X2 Shares pursuant to the Gold X2 Omnibus Incentive Plan;

(uu)	“Gold X2 Shareholders” means, at any time, the holders of Gold X2 Shares;

(vv)	“Gold X2 Shares” means common shares in the capital of Gold X2;

(ww)	“Gold X2 Subsidiary” means Gold X2 Mining Inc., a wholly-owned Subsidiary of Gold X2 incorporated under the laws of the Province of British Columbia;

(xx)	“Gold X2 Technical Report” means the technical report prepared for Gold X2 entitled “Technical Report and Updated Mineral Resource Estimate for the Moss Gold Project, Ontario, Canada,” dated March 20, 2024 with an effective date of January 31, 2024, prepared on the Goldshore Mining Project;

(yy)	“Gold X2 Voting Agreements” means the voting support agreements (including all amendments thereto) between Gold X2 on the one hand and the Kesselrun Officers and the Kesselrun Board on the other hand in the form attached as Schedule F.

(zz)	“Gold X2 Warrants” means the common share purchase warrants of Gold X2;

(aaa)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the TSX-V;

(bbb)	“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(ccc)	“Hillcrest Project” means the Hillcrest Project comprised of 390 cell claims covering 8,261 hectares in the Quetico Subprovince, located in Ontario;

(ddd)	“Huronian Gold Project” means the Huronian Gold Project covering 293 contiguous unpatented mining claims plus four patented mining claims totalling approximately 5,160 hectares located in Moss Township, Thunder Bay Mining Division, Ontario;

(eee)	“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

(fff)	“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any person, (ii) any obligation evidenced by notes, bonds, debentures, or Contracts to any person, (iii) any obligation in respect of letters of credit and bankers’ acceptances, (iv) all obligations of Kesselrun or its Subsidiaries created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the owner or lender under such agreement in the event of default are limited to repossession or sale of such property); (v) all obligations of Kesselrun or its Subsidiaries issued or assumed as the deferred purchase price of property or businesses; (vi) all financial obligations of Kesselrun or its Subsidiaries secured by a financial Encumbrance; (vii) any guarantee or indemnification agreements of any such obligation described in clauses (i) through (vi) of any person; (viii) all interest, penalties, fines or other similar assessments incurred with respect to all such foregoing Indebtedness or the repayment or prepayment thereof, and (ix) any outstanding Taxes payable by Kesselrun or its Subsidiaries, other than, in any case, accounts payable to trade creditors arising in the ordinary course of business;

(ggg)	“Interim Order” means the interim order of the Court, contemplated by Section 2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, providing for, among other things, the calling and holding of the Kesselrun Meeting, as the same may be amended by the Court with the consent of Kesselrun and Gold X2, each acting reasonably, in connection with the Arrangement, including any amendment thereto;

(hhh)	“Kesselrun Arrangement Approval” means the approval of the Kesselrun Arrangement Resolutions as set out in Section 2.2(a)(iii) of this Agreement;

(iii)	“Kesselrun Arrangement Resolutions” means the resolutions of the Kesselrun Shareholders approving the Plan of Arrangement, to be considered at the Kesselrun Meeting and substantially in the form set out in Schedule D;

(jjj)	“Kesselrun Balance Sheet” shall have the meaning ascribed to such term in subsection (l) of Schedule C;

(kkk)	“Kesselrun Board” means the board of directors of Kesselrun;

(lll)	“Kesselrun Circular” means the notice of the Kesselrun Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Kesselrun Shareholders in connection with the Kesselrun Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

(mmm)	“Kesselrun Creditors” means the owners of the Subject Debt as disclosed by Kesselrun to Gold X2 which include Fladgate and certain other creditors;

(nnn)	“Kesselrun Disclosure Letter” means the letter dated the date hereof delivered by Kesselrun to Gold X2 with respect to certain matters in this Agreement;

(ooo)	“Kesselrun Employee” means an employee of Kesselrun;

(ppp)	“Kesselrun Employee Plan” shall have the meaning ascribed to such term in subsection (s)(vii) of Schedule C;

(qqq)	“Kesselrun MD&A” shall have the meaning ascribed to such term in subsection (j)(i) of Schedule C;

(rrr)	“Kesselrun Meeting” means the special meeting of the Kesselrun Shareholders held to consider and approve, among other things, the Arrangement;

(sss)	“Kesselrun Mineral Rights” shall have the meaning ascribed to such term in subsection (p)(i) of Schedule C;

(ttt)	“Kesselrun Officers” means the executive officers of Kesselrun;

(uuu)	“Kesselrun Options” means the outstanding options issued pursuant to the Kesselrun Stock Option Plan to purchase Kesselrun Shares;

(vvv)	“Kesselrun Shareholders” means, at any time, the holders of Kesselrun Shares;

(www)	“Kesselrun Shares” means common shares in the capital of Kesselrun;

(xxx)	“Kesselrun Stock Option Plan” means the Stock Option Plan of Kesselrun approved by the Kesselrun Shareholders on October 26, 2022;

(yyy)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(zzz)	“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(aaaa)	“Material Adverse Effect” means, in respect of any Party, any one or more changes, effects, events, occurrences, circumstances or states of fact, that either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its Subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the global economy, political conditions or securities markets in general;

(ii)	affecting the worldwide gold mining industry, silver mining industry or copper mining industry, in general;

(iii)	relating to a change in the market trading price of publicly traded securities of that Party, either:

(A)	related to this Agreement and the Arrangement or the announcement thereof, or

(B)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi) or (vii) hereof;

(iv)	relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

(v)	relating to any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(vi)	relating to any natural disaster, outbreaks of illness or other acts of God;

(vii)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that Party any of its Subsidiaries and material joint ventures) or in IFRS; or

(viii)	attributable to the announcement or pendency of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement;

provided, however, that such effect referred to in clause (i), (ii) or (iv) – (vii) inclusive above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Subsidiaries and material joint ventures operate;

(bbbb)	“Material Contract” means the material contracts as set forth in the Gold X2 Disclosure Letter or the Kesselrun Disclosure Letter, as applicable;

(cccc)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(dddd)	“misrepresentation” has the meaning ascribed thereto in the Securities Act (British Columbia);

(eeee)	“Money Laundering Laws” means applicable financial record-keeping and reporting requirements of the money laundering Laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity;

(ffff)	“New Gold X2 Options” means options to acquire Gold X2 Shares issued to holders of Kesselrun Options pursuant to the Arrangement;

(gggg)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(hhhh)	“OTCQB” means the OTCQB Venture Market;

(iiii)	“Outside Date” means the date by which the Arrangement contemplated by this Agreement is to be completed, which date shall be January 31, 2026, subject to extension pursuant to Section 2.4(b);

(jjjj)	“Parties” means Gold X2 and Kesselrun, and “Party” means either one of them;

(kkkk)	“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Entity;

(llll)	“Permitted Encumbrances” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(i)	Encumbrances for Taxes and utilities which in each case are not yet due or delinquent;

(ii)	easements, rights of way, zoning ordinances, and other similar land use and environmental regulations which are not, individually or in the aggregate, material in amount or effect the business of the applicable Party and its Subsidiaries;

(iii)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of a Party’s assets, provided that such Encumbrances are related to obligations not due or delinquent, are not registered against title to any of a Party’s assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(iv)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(v)	Encumbrances listed and described in the Gold X2 Disclosure Letter or the Kesselrun Disclosure Letter, as the case may be, under the heading “Permitted Encumbrances”;

(mmmm)	“person” includes an individual, partnership, association, body corporate, trustee, trust, joint venture, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(nnnn)	“Plan of Arrangement” means the plan of arrangement set forth in Schedule A;

(oooo)	“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(pppp)	“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, cleanup, remediation, closure, site restoration, remedial response or remedial work;

(qqqq)	“Section 3(a)(10) Exemption” has the meaning ascribed to it in Section 2.13;

(rrrr)	“Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(ssss)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

(tttt)	“Share Consideration” means 20,250,000 Gold X2 Shares divided by the number of issued and outstanding Kesselrun Shares immediately prior to the Effective Time, excluding any Dissenting Shares, being approximately 0.2152 of one Gold X2 Share for each Kesselrun Share, representing approximately $9,112,500 in share consideration;

(uuuu)	“Subject Debt” means outstanding debt of Kesselrun in the aggregate amount of $2,000,000 held by Kesselrun Creditors;

(vvvv)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(wwww)	“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party or group of persons with whom Kesselrun deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute all or substantially all of the assets (on a consolidated basis) of Kesselrun or not less than all of the common shares of Kesselrun, whether by way of merger, amalgamation, statutory arrangement, share exchange, take-over bid, tender offer, business combination, or otherwise, and that the Kesselrun Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person or group of persons making such proposal; (b) is not subject to any due diligence condition; (c) in respect of which any funds necessary to complete such Acquisition Proposal have been demonstrated to be available to the reasonable satisfaction of the Kesselrun Board, acting in good faith; (d) is offered or made to all Kesselrun Shareholders (other than the person making the Acquisition Proposal and its affiliates) on the same terms; and (e) would, in the opinion of Kesselrun Board acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Kesselrun Shareholders (other than Gold X2 and its affiliates), from a financial point of view, than the terms of the Arrangement (including any amendments proposed by Gold X2 pursuant to Section 6.2(b));

(xxxx)	“Superior Proposal Notice” shall have the meaning ascribed to such term in Section 6.2(a);

(yyyy)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

(zzzz)	“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations thereunder, as amended;

(aaaaa)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any

Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(bbbbb)	“Termination Fee” means $200,000;

(ccccc)	“TSX-V” means the TSX Venture Exchange;

(ddddd)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(eeeee)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(fffff)	“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

(ggggg)	“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended;

(hhhhh)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

(iiiii)	“Vanguard Project” means certain mining claims held by Thunder Gold Corp. in the Shebandowan greenstone belt in northwestern Ontario and in which Gold X2 has an option to earn a 75% interest.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9	Knowledge

Where the phrases “to the knowledge of” or to a Party’s “knowledge” are used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the collective actual knowledge of the senior officers of such Party after due inquiry.

1.10	Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” of a person, or phrases of similar expression and intent, shall mean and refer to those activities that are consistent with past practices of such person and in the ordinary course of the normal day-to-day business and operations of such person, and the phrase “consent not to be unreasonably withheld”, or phrases of similar expression and intent, shall mean that such consent shall not be unreasonably withheld, conditioned or delayed.

1.11	Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement

B	Representations and Warranties of Gold X2

C	Representations and Warranties of Kesselrun

D	Kesselrun Arrangement Resolutions

E	Form of Amendment Agreement

F	Form of Voting Support Agreement

Article 2

THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

(a)	Kesselrun shall apply to the Court pursuant to Section 291 of the BCBCA and in a manner acceptable to Gold X2, acting reasonably, as soon as reasonably practicable following the execution of this Agreement, and in any event in time to hold the Kesselrun Meeting in accordance with Section 2.3, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Kesselrun Meeting and for the manner in which such notice is to be provided;

(ii)	for confirmation of the record date for the Kesselrun Meeting;

(iii)	that the requisite approval (the “Kesselrun Arrangement Approval”) for the Kesselrun Arrangement Resolutions shall be the affirmative vote of:

(A)	66 2/3% of the votes cast by Kesselrun Shareholders present in person or represented by proxy at the Kesselrun Meeting; and

(B)	a majority of the votes cast by Kesselrun Shareholders present in person or represented by proxy at the Kesselrun Meeting excluding for this purpose votes attached to the Kesselrun Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if required;

(iv)	that in all other respects, the terms, conditions and restrictions of Kesselrun’s constating documents, including quorum requirements and other matters, shall apply in respect of the Kesselrun Meeting;

(v)	for the grant of Dissent Rights only to registered Kesselrun Shareholders;

(vi)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Kesselrun Meeting may be adjourned or postponed from time to time by the Kesselrun Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(viii)	that the record date for Kesselrun Shareholders entitled to notice of and to vote at the Kesselrun Meeting will not change in respect of any adjournment(s) or postponement(s) of the Kesselrun Meeting, unless required by applicable Laws;

(ix)	that the Parties intend to rely upon the Section 3(a)(10) Exemption for the issuance and exchange of the Share Consideration and New Gold X2 Options pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Kesselrun Shareholders who are entitled to receive Share Consideration and holders of the Kesselrun Options who are entitled to receive the New Gold X2 Options pursuant to the Arrangement and based on the Court’s approval of the Arrangement; and

(x)	for such other matters as Gold X2 may reasonably require, subject to the consent of Kesselrun, such consent not to be unreasonably withheld, delayed or conditioned.

(b)	The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications referred to in this Section 2.2 shall be in a form satisfactory to the Parties acting reasonably.

2.3	Kesselrun Meeting

Subject to the terms of this Agreement:

(a)	Kesselrun shall convene and conduct the Kesselrun Meeting in accordance with the Interim Order, Kesselrun’s articles and notice of articles and applicable Laws as soon as reasonably practicable with a targeted date of on or before November 21, 2025. Kesselrun shall, in consultation with Gold X2, fix and publish a record date for the purposes of determining the Kesselrun Shareholders entitled to receive notice of and vote at the Kesselrun Meeting in accordance with the Interim Order.

(b)	Kesselrun will promptly advise Gold X2 as Gold X2 may reasonably request as to the aggregate tally of the proxies received by Kesselrun in respect of the Kesselrun Arrangement Resolutions.

(c)	Kesselrun will promptly advise Gold X2 of any written notice of dissent or purported exercise by any Kesselrun Shareholder of Dissent Rights received by Kesselrun in relation to the Arrangement, of any withdrawal of Dissent Rights received by Kesselrun, and of any written communications sent by or on behalf of Kesselrun to any Kesselrun Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(d)	As soon as practical after the record date for the Kesselrun Meeting, Kesselrun will prepare (or cause to be prepared by its transfer agent) and provide to Gold X2 a list of the holders of Kesselrun Shares and Kesselrun Options, and will deliver to Gold X2 thereafter upon request supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from Kesselrun’s transfer agent.

2.4	Kesselrun Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, Kesselrun shall (i) prepare the Kesselrun Circular together with any other documents required by applicable Laws, (ii) file the Kesselrun Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Kesselrun Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Kesselrun Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Kesselrun Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Kesselrun Meeting.

(b)	Subject to Section 6.1, Kesselrun shall (i) solicit proxies in favour of the Arrangement Resolutions, against any resolution submitted by any other Kesselrun Shareholder, including, if so requested by Gold X2, using the services of dealers and proxy solicitation services and permitting Gold X2 to otherwise assist Kesselrun in such solicitation, and, notwithstanding any other provision of this Agreement, the costs and expenses associated with any such proxy solicitation required by Gold X2 shall be paid by Gold X2, and take all other actions that are reasonably necessary or desirable to seek the Kesselrun Arrangement Approval, (ii) recommend to holders of Kesselrun Shares that they vote in favour of the Arrangement Resolutions, (iii) not make a Change in Recommendation, and (iv) include in the Kesselrun Circular statements that (A) the Kesselrun Board has received the Fairness Opinion and, after receiving legal and financial advice, (other than the directors who have abstained from voting, if any) unanimously determined that the Arrangement is in the best interests of Kesselrun and recommends that Kesselrun Shareholders vote in favour of the Kesselrun Arrangement Resolutions and (B) each Kesselrun Shareholder that has entered into a Gold X2 Voting Agreement has agreed to vote all of such person’s Kesselrun Shares (including any Kesselrun Shares issued upon the exercise of any Kesselrun Options) in favour of the Kesselrun Arrangement Resolutions, subject to the other terms of this Agreement and the Gold X2 Voting Agreements.

(c)	Gold X2 shall provide to Kesselrun all information regarding Gold X2, its affiliates and the Gold X2 Shares as may reasonably be required to be included in the Kesselrun Circular as required by the Interim Order or applicable Laws. Gold X2 shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Kesselrun Circular and to the identification in the Kesselrun Circular of each such advisor. Gold X2 shall ensure that such information shall be complete and correct in all material respects and comply in all material respects with applicable Laws and that it does not include any misrepresentation.

(d)	Gold X2 and its legal counsel shall be given a reasonable opportunity to review and comment on the Kesselrun Circular prior to the Kesselrun Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Gold X2 and its legal counsel, provided that all information relating solely to Gold X2, its affiliates and the Gold X2 Shares included in the Kesselrun Circular shall be in form and content satisfactory to Gold X2, acting reasonably. Kesselrun shall provide Gold X2 with final copies of the Kesselrun Circular prior to the mailing to the Kesselrun Shareholders.

(e)	Kesselrun and Gold X2 shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Kesselrun Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Kesselrun Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Kesselrun Circular as required or appropriate, and Kesselrun shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Kesselrun Circular to Kesselrun Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Preparation of Filings

Gold X2 and Kesselrun shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for regulatory approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Gold X2 Shares representing the Share Consideration are freely tradeable in Canada and that the Gold X2 Shares representing the Share Consideration will not be subject to transfer restrictions under the U.S. Securities Act upon their issuance (except for Gold X2 Shares held by persons that are “affiliates”, as defined in Rule 405 under the U.S. Securities Act, of Gold X2 at the Effective Date of within 90 days prior to the Effective Date), Gold X2 shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Arrangement. Gold X2 may elect to make such securities and other regulatory filings in the United States or other jurisdictions as may be reasonably necessary or desirable in connection with the completion of the Arrangement. Kesselrun shall provide to Gold X2 all information regarding Kesselrun and its affiliates as required by applicable securities Laws in connection with such filings. Kesselrun shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor. The costs, expenses and fees associated with any TSX-V filings by the Parties in connection with the Arrangement shall be paid by Gold X2.

2.6	Final Order

If the Interim Order is obtained and the Kesselrun Arrangement Approval is obtained, as provided for in the Interim Order, then, subject to the terms of this Agreement, Kesselrun shall apply to the

Court for the Final Order and diligently pursue such applications as soon as reasonably practicable and with a target date of, within three Business Days following obtaining the Kesselrun Arrangement Approval. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the application referred to in this Section 2.6 shall be in a form satisfactory to the Parties, each acting reasonably.

2.7	Court Proceedings

Subject to the terms of this Agreement, Gold X2 will cooperate with and assist Kesselrun in seeking the Interim Order and the Final Order, including by providing Kesselrun on a timely basis any information reasonably required to be supplied by Gold X2 in connection therewith. Kesselrun will provide legal counsel to Gold X2 with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and will give reasonable consideration to all such comments. Subject to applicable Law, Kesselrun will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Gold X2’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Gold X2 to agree or consent to any increase in or variation in the form of consideration or other modification or amendment to such filed or served materials that expands or increases Gold X2’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Kesselrun shall also provide to Gold X2’s outside counsel on a timely basis copies of any notice of appearance or other Court documents served on Kesselrun in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Kesselrun indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.8	Payment of Consideration

Gold X2 will, following receipt by Kesselrun of the Final Order and prior to the filing by Kesselrun of any records, documents or information in connection with the Arrangement with the Registrar, deposit in escrow with the Depositary sufficient Gold X2 Shares to satisfy the Share Consideration and sufficient funds to satisfy the Cash Consideration payable to the Kesselrun Shareholders pursuant to the Plan of Arrangement (other than Kesselrun Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.9	Closing

On the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 5, unless another time or date is agreed to in writing by the Parties, Kesselrun shall file with the Registrar any records, information or other documents required to be filed with the Registrar in connection with the Arrangement. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place electronically at 9:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.10	Announcement and Shareholder Communications

Gold X2 and Kesselrun shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement. The text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Gold X2 and Kesselrun shall co-operate in the preparation of presentations, if any, to Kesselrun Shareholders or the Gold X2 Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11	Withholding Taxes

Kesselrun, Gold X2 and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Kesselrun Shareholder under the Plan of Arrangement (including any payment to Dissenting Kesselrun Shareholders) such amounts as Kesselrun, Gold X2 or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Kesselrun, Gold X2 or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Kesselrun, Gold X2 or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Kesselrun Shares or Gold X2 Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

2.12	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement and the Plan of Arrangement are intended to constitute a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each of the Parties hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes, and shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Tax Law. Each Party hereto agrees to act in a manner that is consistent with the Parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes.

Notwithstanding the foregoing, neither Party hereto makes any representation, warranty or covenant to any other Party or to any Gold X2 Shareholder, Kesselrun Shareholder or other holder of Gold X2 securities or Kesselrun securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income Tax Law, or even if the Arrangement qualifies as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the corresponding provisions of any United States state or local income Tax Law, that the transaction will not be taxable to shareholders who are United States citizens or tax residents.

2.13	U.S Securities Laws

The Parties intend that the Arrangement shall be carried out such that assuming that the Final Order is granted, the issuance of the Share Consideration to Kesselrun Shareholders in exchange for Kesselrun Shares and the issuance of New Gold X2 Options to holders of Kesselrun Options will qualify for the exemption or exclusion from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and similar exemptions under applicable U.S. state securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein, and to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	prior to the hearing required to issue the Final Order, the Court will be advised that Gold X2 will rely on the Section 3(a)(10) Exemption with respect to the issuance and exchange of the Share Consideration and the New Gold X2 Options under the Plan of Arrangement based on the Court’s approval of the Arrangement;

(c)	at the hearing required to issue the Final Order, the Court will determine, prior to approving the Arrangement, that the terms and conditions of the issuance and exchange of securities pursuant to the Arrangement are substantively and procedurally fair to the Kesselrun Shareholders who are entitled to receive the Consideration and the holders of Kesselrun Options who are entitled to receive New Gold X2 Options pursuant to the Arrangement;

(d)	Kesselrun will ensure that each Kesselrun Shareholder entitled to receive Consideration and each holder of Kesselrun Options entitled to receive New Gold X2 Options pursuant to the Arrangement will be given adequate and timely notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement in the Final Order and will be provided with sufficient information necessary for them to exercise that right;

(e)	the Interim Order will specify that each Kesselrun Shareholder entitled to receive Consideration and each holder of Kesselrun Options entitled to receive New Gold X2 Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement in the Final Order so long as they enter an appearance within a reasonable time;

(f)	each Kesselrun Shareholder entitled to receive the Consideration and each holder of Kesselrun Options entitled to receive New Gold X2 Options will be advised that the Share Consideration and New Gold X2 Options have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and will be issued by Gold X2 in reliance on the Section 3(a)(10) Exemption and similar exemptions from applicable securities laws of any state of the United States, and that certain restrictions on resales under the U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to persons who are, or have been within 90 days of the Effective Date, affiliates (as defined in Rule 144 under the U.S. Securities Act) of Gold X2;

(g)	the Final Order will state, substantially to the following effect, that the Court has determined that the terms and conditions of the Arrangement are procedurally and substantively fair to the Kesselrun Shareholders entitled to receive the Consideration and the holders of Kesselrun Options entitled to receive New Gold X2 Options pursuant to the Arrangement; and

(h)	the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance and exchange of securities of Gold X2 pursuant to the Plan of Arrangement.”

2.14	Kesselrun Convertible Securities

Each Kesselrun Option will be dealt with in accordance with Article 4 of the Plan of Arrangement provided that, in the event the TSX-V does not approve the issuance of the New Gold X2 Options, the Kesselrun Options will remain outstanding as Kesselrun Options in accordance with the Kesselrun Stock Option Plan and Gold X2 covenants and agrees not to wind up or dissolve Kesselrun for so long as the Kesselrun Options remain outstanding, except in accordance with an amalgamation with Gold X2.

2.15	Debt Payment

(a)	On the Effective Date, Gold X2 shall pay the Debt Payment, in immediately available funds, to the Kesselrun Creditors, as directed by Kesselrun in Kesselrun’s sole discretion.

(b)	Kesselrun shall use its reasonable commercial efforts to obtain full releases and waivers from the Kesselrun Creditors with respect to the Subject Debt on payment of the Debt Payment.

(c)	Gold X2 acknowledges the Indebtedness set out in Schedule (m) of the Kesselrun Disclosure Letter, including all notes contained therein, and further acknowledges that the remaining Indebtedness on the Effective Date will be the responsibility of Gold X2 on the Effective Date as set out therein.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Gold X2

(a)	Except (i) to the extent qualified as set forth in the correspondingly numbered paragraph of the Gold X2 Disclosure Letter or (ii) as disclosed in the Gold X2 Filings in documents filed prior to the date hereof, excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Gold X2 represents and warrants to Kesselrun as set forth in Schedule B and acknowledges and agrees that Kesselrun is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	The representations and warranties of Gold X2 contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2	Representations and Warranties of Kesselrun

(a)	Except (i) to the extent qualified as set forth in the correspondingly numbered paragraph of the Kesselrun Disclosure Letter or (ii) as disclosed in the Kesselrun Filings in documents filed prior to the date hereof, excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Kesselrun represents and warrants to Gold X2 as set forth in Schedule C and acknowledges and agrees that Gold X2 is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	The representations and warranties of Kesselrun contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4

COVENANTS

4.1	Covenants of Gold X2

Gold X2 hereby covenants and agrees with Kesselrun as follows:

(a)	Subject to obtaining any required consents, Gold X2 will promptly provide Kesselrun with any information in the possession or control of Gold X2 as specifically requested by Kesselrun or its counsel so that Kesselrun may complete its due diligence investigations of Gold X2 and the Gold X2 Subsidiary.

(b)	Gold X2 shall, and shall cause the Gold X2 Subsidiary to conduct its and their respective businesses only in, and shall not take any action except in the usual, ordinary and regular course of business of Gold X2 and the Gold X2 Subsidiary consistent with past practices of Gold X2 and the Gold X2 Subsidiary except as contemplated by this Agreement.

(c)	Gold X2 shall use commercially reasonable efforts to cause the Gold X2 Shares to be issued to Kesselrun Shareholders in connection with the Arrangement to be listed on all exchanges on which the Gold X2 Shares are listed.

(d)	Except for non-substantive communications, Gold X2 shall furnish promptly to Kesselrun a copy of each notice, report, schedule or other document or communication delivered, filed or received by Gold X2 in connection with this Agreement, the Arrangement, any filings made under any applicable Law and any dealings or communications with any Governmental Entity (including any Securities Authority or stock exchange) in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(e)	Gold X2 shall:

(i)	not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that would reasonably be expected to render, any representation or warranty made by Gold X2 in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would, or would reasonably be expected to, have a Material Adverse Effect on Gold X2, provided that Gold X2 may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event Gold X2 immediately notifies Kesselrun in writing of such circumstances; and

(ii)	promptly notify Kesselrun of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Gold X2; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Gold X2 of any covenant or agreement contained in this Agreement; or (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Gold X2 contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(f)	Gold X2 shall not, other than in the ordinary course of business and upon reasonable notice to Kesselrun, enter into, renew or modify in any respect any Material Contract, agreement, lease, commitment or arrangement to which Gold X2 or the Gold X2 Subsidiary is a Party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(g)	Gold X2 shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain all other consents, approvals and authorizations as are required to be obtained by Gold X2 or the Gold X2 Subsidiary under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Gold X2;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Gold X2; and

(v)	cooperate with Kesselrun in connection with the performance by it of its obligations hereunder; provided, however, that the foregoing shall not be construed to obligate Gold X2 to pay or cause to be paid any monies to cause such performance to occur.

(h)	Gold X2 shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(i)	Gold X2 shall use its commercially reasonable efforts to conduct its affairs, and to cause the Gold X2 Subsidiary to conduct their affairs, so that all of the representations and warranties of Gold X2 contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date.

(j)	Gold X2 shall cooperate with Kesselrun and its representatives in the provision of (i) upon reasonable notice, reasonable access during normal business hours to its and the Gold X2 Subsidiary’s (A) premises, (B) assets (including all books and records, whether retained internally or otherwise), and (C) personnel, so long as the access does not unduly interfere with the ordinary course conduct of business; and (ii) such technical, financial and operating data or other information with respect to its assets or business as is reasonably requested.

(k)	Gold X2 shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by Kesselrun, all in form satisfactory to Kesselrun, acting reasonably.

(l)	Gold X2 shall not consolidate, roll-back, split, or otherwise restructure its capital, on or prior to the Effective Date and for 30 days thereafter, Kesselrun shall act as agent and trustee of the benefits of the Kesselrun Shareholders for the purpose of this Section 4.1(1), and this Section 4.1(l) shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Gold X2 by the Kesselrun Shareholders.

(m)	Gold X2 shall use reasonable commercial efforts to engage consultants and qualified persons to prepare a technical report on the Huronian Gold Project in accordance with NI 43-101, and pay all fees in connection therewith, as such report is anticipated to be required under NI 43-101 on distribution of the Kesselrun Circular.

(n)	Within 5 days following the execution of this Agreement, Gold X2 shall provide Kesselrun with a bridge loan in the principal amount of $500,000 (the “Bridge Loan”). The Bridge Loan shall not bear interest and shall mature on the earlier of: (i) the date that is 5 days following the completion of the Arrangement; and (ii) the date of termination of this Agreement in accordance with its terms. The Bridge Loan shall be evidenced by and subject to the terms of a definitive bridge loan agreement to be entered into between Gold X2 and Kesselrun, in form and substance acceptable to Gold X2 and Kesselrun, acting reasonably. The proceeds of the Bridge Loan shall be used by Kesselrun solely to pay costs and expenses directly related to and in connection with the Arrangement.

(o)	Notwithstanding anything contained herein, if, prior to the date of termination of this Agreement (or such termination is a result of any of the following reasons): (A) the Kesselrun Arrangement Approval is not obtained at the Kesselrun Meeting (B) the TSX-V rejects or has indicated that it will not approve Arrangement; or (C) the Court does not issue the Interim Order or Final Order at the requisite Court hearings (any such event an “Approval Failure Event”), then the Bridge Loan will:

(i)	remain outstanding as a non-interest bearing loan for ninety (90) days from the date of the Approval Failure Event;

(ii)	commencing on the ninety-first (91st) day following the Approval Failure Event, accrue interest at a rate of 8% per annum, calculated and compounded monthly, until repayment; and

(iii)	become due and payable in full on the date that is one hundred eighty (180) days following the Approval Failure Event.

At maturity, the Bridge Loan (including all accrued and unpaid interest) shall be repayable, at the election of Kesselrun, in either: (X) cash; (Y) Kesselrun Shares at a price per share equal to the 20-day volume weighted average price of the Kesselrun Shares on the TSX-V, subject to minimum price requirements of the the TSX-V; or (Z) a combination of (X) and (Y).

4.2	Covenants of Kesselrun

Kesselrun hereby covenants and agrees with Gold X2 as follows:

(a)	Subject to obtaining any required consents, Kesselrun will promptly provide Gold X2 with any information in the possession or control of Kesselrun relating to Kesselrun as specifically requested by Gold X2 or its counsel so that Gold X2 may complete its due diligence investigations of Kesselrun.

(b)	Kesselrun shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of business of Kesselrun and consistent with past practices of Kesselrun except as contemplated by this Agreement.

(c)	Kesselrun shall not, except as provided for in this Agreement or in the Kesselrun Disclosure Letter, without prior consultation with and the consent of Gold X2, such consent not to be unreasonably withheld, conditioned or delayed, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Kesselrun; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or adopt any plan of liquidation; or (iii) reduce its stated capital.

(d)	Kesselrun shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Gold X2, not to be unreasonably withheld, delayed or conditioned.

(e)	Except for proxies and other non-substantive communications, Kesselrun shall furnish promptly to Gold X2 a copy of each notice, report, schedule or other document or communication delivered, filed or received by Kesselrun in connection with this Agreement, the Arrangement, the Interim Order or the Kesselrun Meeting or any other meeting at which all Kesselrun Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(f)	Except as provided in this Agreement, other than as disclosed by Kesselrun in the Kesselrun Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Kesselrun shall not, without the prior written consent of Gold X2, such consent not to be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary and regular course of business and consistent with past practice of Kesselrun:

(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Kesselrun, other than the issue of Kesselrun Shares pursuant to the exercise or conversion, as the case may be, of options, warrants, convertible or exchangeable securities or other rights to acquire Kesselrun Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing Contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Kesselrun or any of the terms of the Kesselrun Options as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the Kesselrun Shares;

(v)	redeem, purchase or offer to purchase any Kesselrun Shares or, other than pursuant to the Kesselrun Stock Option Plan, any options or obligations or rights under existing Contracts, agreements and commitments;

(vi)	acquire or agree to acquire any assets (which, for greater certainty, includes any corporation or other entity (or material interest therein) or division of any corporation or other entity);

(vii)	(A) satisfy or settle any claims or disputes (except such as have been included in the consolidated financial statements of Kesselrun) which are, individually or in the aggregate, in an amount in excess of $50,000 or which constitutes a claim against Kesselrun; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(viii)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(ix)	except as required by IFRS or any other generally accepted accounting principle to which Kesselrun may be subject or any applicable Law, make any changes to the existing accounting practices of Kesselrun or make any material tax election inconsistent with past practice;

(x)	enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Agreement; or

(xi)	incur, or cause any liabilities which would result in the condition in Section 5.3(g) not to be satisfied.

(g)	Except where the prior intention to do so has been disclosed by Kesselrun, Kesselrun shall not, without the prior written consent of Gold X2, such consent not to be unreasonably withheld, conditioned or delayed, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Kesselrun.

(h)	Kesselrun shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(i)	Kesselrun shall:

(i)	not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Kesselrun in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would, or would reasonably be expected to, have a Material Adverse Effect on Kesselrun, provided that Kesselrun may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event Kesselrun immediately notifies Gold X2 in writing of such circumstances; and

(ii)	promptly notify Gold X2 of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Kesselrun; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Kesselrun of any covenant or agreement contained in this Agreement; or (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Kesselrun contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(j)	Kesselrun shall not, other than in the ordinary course of business and upon reasonable notice to Gold X2, enter into, renew or modify in any respect any Material Contract, agreement, lease, commitment or arrangement to which Kesselrun is a Party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(k)	Kesselrun shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain the Kesselrun Arrangement Approval in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain all other consents, approvals and authorizations as are required to be obtained by Kesselrun under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede or delay the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Kesselrun;

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Kesselrun; and

(vi)	cooperate with Gold X2 in connection with the performance by it of its obligations hereunder, provided however, that the foregoing shall not be construed to obligate Kesselrun to pay or cause to be paid any monies to cause such performance to occur.

(l)	Subject to applicable Laws, Kesselrun shall use commercially reasonable efforts to conduct itself so as to keep Gold X2 fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(m)	Kesselrun shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(n)	Kesselrun shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Kesselrun contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(o)	Kesselrun shall cooperate with Gold X2 and its representatives in the provision of (i) upon reasonable notice, reasonable access during normal business hours to its (A) premises, (B) assets (including all books and records, whether retained internally or otherwise), and (C) personnel, so long as the access does not unduly interfere with the ordinary course conduct of business; and (ii) such technical, financial and operating data or other information with respect to its assets or business as is reasonably requested.

(p)	Kesselrun shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by Gold X2, all in form satisfactory Gold X2, acting reasonably.

(q)	Kesselrun shall use commercially reasonable efforts to obtain voting support agreements in substantially the form of the Gold X2 Voting Agreements from the Kesselrun Officers and the Kesselrun Board.

4.3	No Interference with Certain Transactions

Gold X2 and the Gold X2 Subsidiary shall not be restricted from pursuing and taking any action with respect to any transaction or proposed transaction with respect to the acquisition or disposition of assets or businesses, investments, joint ventures and the like provided that such action would not have the effect of materially impeding the completion of the transactions contemplated hereby or have a Material Adverse Effect on Gold X2.

4.4	Indemnification and Insurance

(a)	Prior to the Effective Date, Kesselrun shall purchase customary run-off insurance of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Kesselrun that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date and Gold X2 will, or will cause Kesselrun to maintain such run-off policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that in such case, Gold X2 will not be required to pay any amounts in respect of such coverage prior to the Effective

Time, provided however, that in no event shall Kesselrun pay aggregate premiums for such “run-off” insurance policies in excess of 250% of the aggregate annual premium for directors’ and officers’ liability policies currently maintained by Kesselrun.

(b)	Gold X2 hereby covenants and agrees that all rights to indemnification or exculpation in favour of the directors and officers of Kesselrun provided in the current articles or by-laws of Kesselrun or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Kesselrun, shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date, and Gold X2 undertakes to ensure that this covenant shall remain binding upon its successors and assigns.

(c)	Kesselrun shall act as agent and trustee of the benefits of the foregoing for its directors and officers for the purpose of this Section 4.4, and this Section 4.4 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Gold X2 by the persons described in Subsection 4.4(b) hereof.

Article 5

CONDITIONS

5.1	Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.2 and Section 5.3 or 5.4, as the case may be.

Subject as herein provided, a Party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions in Section 5.2 and Section 5.3 or 5.4, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is capable of being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Kesselrun Meeting, the Kesselrun Meeting shall be adjourned or postponed until the expiry of such period.

5.2            Mutual Conditions

The obligations of Gold X2 and Kesselrun to complete the Arrangement shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of each of the Parties:

(a)	Orders. The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably.

(b)	Kesselrun Arrangement Approval. The Kesselrun Shareholders shall have approved the Kesselrun Arrangement Resolutions in accordance with the Interim Order and approved or consented to such other matters as Gold X2 or Kesselrun shall consider necessary or desirable in connection with the Arrangement in the manner required thereby.

(c)	Consents. (i) All consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity; and (ii) all third person and other consents, waivers, permits, exemptions, orders and approvals, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on either Gold X2 or Kesselrun or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party hereto.

(d)	No Action. There shall have been no action taken, pending or threatened under any applicable Law or by any Governmental Entity or any other person which:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement, or

(ii)	results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on Gold X2 or Kesselrun, respectively.

(e)	Prospectus Exemptions. The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities Laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102).

(f)	U.S. Registration Exemption. Under the Plan of Arrangement (i) the issuance of the Gold X2 Shares as Share Consideration to Kesselrun Shareholders in exchange for Kesselrun Shares,

and the issuance of the New Gold X2 Options to holders of Kesselrun Options in exchange for Kesselrun Options, shall qualify in the United States for the Section 3(a)(10) Exemption and for similar exemptions under applicable U.S. state securities Laws, and (ii) the Final Order will serve as a basis of a claim to the Section 3(a)(10) Exemption; provided, however, that Kesselrun shall not be entitled to rely on the provisions of this Section 5.2(f) in failing to complete the transactions contemplated by this Agreement in the event that Kesselrun fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Gold X2 will rely on the foregoing exemptions based on the Court’s approval of the Arrangement.

(g)	TSX-V Acceptance. Gold X2 and Kesselrun shall have each received the required acceptance of the TSX-V to the transactions contemplated by this Agreement.

(h)	No Termination. This Agreement shall not have been terminated pursuant to Section hereof 6.5.

5.3            Conditions to Obligations of Gold X2

The obligations of Gold X2 to complete the Arrangement shall be subject to the satisfaction of, among others, the conditions contained in Section 5.2 and the following conditions, any of which may be waived by Gold X2:

(a)	Performance by Kesselrun. All covenants of Kesselrun under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Gold X2 shall have been duly performed or complied with by Kesselrun in all material respects, and Gold X2 shall have received a certificate of Kesselrun, addressed to Gold X2 and dated the Effective Date, signed on behalf of Kesselrun by two senior officers of Kesselrun (on Kesselrun’s behalf and without personal liability), confirming the same as of the Effective Date.

(b)	Representations and Warranties. The representations and warranties made by Kesselrun in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties made by Kesselrun as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Kesselrun and Gold X2 shall have received a certificate of Kesselrun, addressed to Gold X2 and dated the Effective Date, signed on behalf of Kesselrun by two senior officers of Kesselrun (on Kesselrun’s behalf and without personal liability), confirming the same as of the Effective Date. No representation or warranty made by Kesselrun hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Kesselrun Disclosure Letter, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Kesselrun, and Gold X2 shall have received a certificate of Kesselrun, addressed to Gold X2 and dated the Effective Date, signed on behalf of Kesselrun by two senior officers of Kesselrun (on Kesselrun’s behalf and without personal liability), confirming the same as of the Effective Date.

(d)	Directors and Officers. Kesselrun shall have obtained and delivered to Gold X2 written resignations and releases to be effective as of the Effective Date from the directors and officers of Kesselrun, and in form and substance satisfactory to, Gold X2, acting reasonably.

(e)	Exercise of Dissent Rights. Holders of no more than 10% of the outstanding Kesselrun Shares shall have exercised Dissent Rights.

(f)	Indebtedness. As of the Effective Date, Kesselrun shall have no more than $500,000 of Indebtedness (excluding the Subject Debt and Bridge Loan and subject to the notes in the Kesselrun Disclosure Letter) (the “Final Indebtedness”) and shall provide evidence to Gold X2, that Kesselrun’s Indebtedness does not exceed the Final Indebtedness.

(g)	Amendment of Fladgate Agreements. The Fladgate Agreements will be amended in accordance with the form of amendment agreement attached hereto as Schedule E.

5.4            Conditions to Obligations of Kesselrun

The obligation of Kesselrun to complete the Arrangement shall be subject to the satisfaction of, among others, the conditions contained in Section 5.2 and the following conditions, any of which may be waived by Kesselrun:

(a)	Performance by Gold X2. All covenants of Gold X2 under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Kesselrun, including Gold X2’s obligation under Section 3.3(a) to deposit the Share Consideration and Cash Consideration with the Depositary, shall have been duly performed or complied with by Gold X2 in all material respects, and Kesselrun shall have received a certificate of Gold X2, addressed to Kesselrun and dated the Effective Date, signed on behalf of Gold X2 by two senior officers of Gold X2 (on Gold X2’s behalf and without personal liability), confirming the same as of the Effective Date.

(b)	Representations and Warranties. The representations and warranties made by Gold X2 in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties made by Gold X2 as of a specified date, in which event such representations and warranties shall be true and correct as of such specified date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Gold X2 and Kesselrun shall have received a certificate of Gold X2, addressed to Kesselrun and dated the Effective Date, signed on behalf of Gold X2 by two senior officers of Gold X2 (on Gold X2’s behalf and without personal liability), confirming the same as of the Effective Date. No representation or warranty made by Gold X2 hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Gold X2 Disclosure Letter, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Gold X2, and Kesselrun shall have received a certificate of Gold X2, addressed to Kesselrun and dated the Effective Date, signed on behalf of Gold X2 by two senior officers of Gold X2 (on Gold X2’s behalf and without personal liability), confirming the same as of the Effective Date.

(d)	Listing of Gold X2 Shares. The Gold X2 Shares to be issued to Kesselrun Shareholders in connection with the Arrangement shall have been approved for listing on the TSX-V, subject only to satisfaction of the customary listing conditions of the TSX-V. Such Gold X2 Shares issued to the Kesselrun Shareholders shall be issued pursuant to section 2.11 of National Instrument 45-106 – Prospectus Exemptions without a hold period under Canadian securities laws.

(e)	Debt Payment. On or prior to the Effective Date, Gold X2 shall pay the Debt Payment to the Kesselrun Creditors settling the Subject Debt outstanding in full, and shall have delivered to Kesselrun evidence satisfactory to Kesselrun, acting reasonably, of such payment and discharge.

(f)	Directors and Officers. Gold X2 will deliver to Kesselrun written releases in favor and for the benefit of the directors and officers of Kesselrun, and in form and substance satisfactory to, Kesselrun, acting reasonably.

(g)	Fairness Opinion. The Kesselrun Board shall have received the Fairness Opinion.

(h)	Bridge Loan. The Bridge Loan will have been received by Kesselrun from Gold X2 in accordance with section 4.1(n) herein.

5.5           Merger of Conditions

The conditions set out in Sections 5.2, 5.3 and 5.4 shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time, and the Parties shall execute a certificate confirming the Effective Date.

Article 6

NON-SOLICITATION AND TERMINATION

6.1           Covenant Regarding Non-Solicitation.

(a)	Kesselrun shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation, whether or not initiated by Kesselrun, with any parties (other than Gold X2) commenced prior to the date of this Agreement with respect to an Acquisition Proposal. Kesselrun agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Kesselrun further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 6.1(a)).

(b)	Subject to Section 6.2, or unless permitted pursuant to this Section 6.1, Kesselrun agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its Subsidiaries, directly or indirectly, to:

(i)	make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (iii));

(iv)	withdraw, modify, qualify or change in a manner adverse to Gold X2, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Gold X2, the approval, recommendation or declaration of advisability of the Kesselrun Board of either the Arrangement or this Agreement, as the case may be (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Kesselrun Board of the Arrangement or this Agreement within five days after an Acquisition Proposal relating to Kesselrun has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two Business Days of being requested to do so by Gold X2, shall be considered an adverse modification);

(v)	enter into any agreement, arrangement or understanding effecting or related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that Kesselrun completes the Arrangement; or

(vi)	make any public announcement or take any other action inconsistent with the recommendation of the Kesselrun Board that Kesselrun Shareholders approve the Arrangement.

(c)	Notwithstanding Section 6.1(b) and any other provisions of this Agreement, the Kesselrun Board may consider, participate in any discussions or negotiations with, and provide information to any person who has delivered a bona fide written Acquisition Proposal which was not solicited, facilitated or encouraged by Kesselrun after the date of this Agreement and did not otherwise result from a breach of this Section 6.1 by Kesselrun, if:

(i)	the Kesselrun Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal and that it is necessary to take such action in order to discharge properly its fiduciary duties;

(ii)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction in favour of Kesselrun;

(iii)	prior to providing any confidential non-public information to such person, Kesselrun obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal, provided, for greater certainty, that such standstill shall not preclude such person from making a Superior Proposal; and

(iv)	Kesselrun sends a copy of any such confidentiality agreement to Gold X2 promptly upon its execution and Gold X2 is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(d)	Nothing contained in this Section 6.1 or elsewhere in this Agreement shall prohibit the Kesselrun Board from making a Change in Recommendation or from making any disclosure to the Kesselrun Shareholders if, in the good faith judgment of the Kesselrun Board after consultation with outside counsel, such action is necessary for the Kesselrun Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws; provided, however, that:

(i)	in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for the Kesselrun Board to act in a manner consistent with its fiduciary duties, not less than 48 hours before the Kesselrun Board considers any such proposal Kesselrun shall give Gold X2 written notice of such proposal and promptly advise Gold X2 of the Kesselrun Board’s intention to consider such proposal; and

(ii)	this Section 6.1(d) shall not relieve Kesselrun from its obligation to proceed to call and hold the Kesselrun Meeting and to hold the vote on the Kesselrun Arrangement Resolutions, except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(e)	Nothing contained in this Section 6.1 shall prohibit the Kesselrun Board from distributing a circular in compliance with applicable Canadian securities Laws, in response to a take-over bid or tender offer; provided, however, that the Kesselrun Board shall not, except as permitted by Section 6.1 or 6.2, make a Change in Recommendation or recommend an Acquisition Proposal.

(f)	From and after the date of this Agreement, Kesselrun shall promptly (and in any event within 24 hours) notify Gold X2 of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Kesselrun. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Gold X2 may reasonably request. Kesselrun shall keep Gold X2 fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(g)	Kesselrun shall ensure that its officers, directors and employees and any financial advisors or other advisors, agents or representatives retained by it are aware of the provisions of this Section 6.1, and it shall be responsible for any breach of this Section 6.1 by such officers, directors, employees, financial advisors or other advisors, agents or representatives.

6.2          Right to Accept a Superior Proposal.

(a)	If Kesselrun has complied with Section 6.1, with respect thereto, Kesselrun may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 6.2) received prior to the date of approval of the Arrangement by the Kesselrun Shareholders and terminate this Agreement if, and only if: (1) Kesselrun has provided Gold X2 with a copy of the Superior Proposal document; (2) Kesselrun has provided Gold X2 with the information regarding such Superior Proposal required under Section 6.1(f); (3) the Kesselrun Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Kesselrun Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and (4) five Business Days shall have elapsed from the date Gold X2 received written notice (a “Superior Proposal Notice”) advising it that the Kesselrun Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal including a copy of such agreement subject only to this Section 6.2. In the event that Kesselrun provides Gold X2 with a Superior Proposal Notice on a date that is less than seven Business Days prior to the Kesselrun Meeting, Kesselrun shall, at the request of Gold X2, adjourn the Kesselrun Meeting to a date that is not less than six Business Days and not more than 15 days after the date of the Superior Proposal Notice and the Outside Date shall be postponed by a number of days equal to the number of days of such adjournment.

(b)	During the five Business Day period referred to in Section 6.2(a)(4), Kesselrun agrees that Gold X2 shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The terms of any proposed amendment to this Agreement shall be provided by Gold X2 to Kesselrun. The Kesselrun Board will review any written proposal by Gold X2 to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by Kesselrun, result in such Superior Proposal ceasing to be a Superior Proposal. If the Kesselrun Board so determines, Kesselrun will enter into an amended agreement with Gold X2 reflecting the amended proposal. If the Kesselrun Board does not so determine, Kesselrun may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal; provided however that prior to doing so, Kesselrun terminates this Agreement pursuant to Section 6.5(c) and pays Gold X2 the Termination Fee and Expense Reimbursement pursuant to 6.4(a).

(c)	Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 6.2(a), and will initiate an additional five Business Day notice period.

6.3          Acquisition Proposal Payment

If this Agreement is terminated by Kesselrun or Gold X2 pursuant to Section 6.5(d) hereof due to the failure by the Kesselrun Securityholders to approve the Arrangement at the Kesselrun Meeting, and prior to the Kesselrun Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Kesselrun, has been publicly announced and not withdrawn and within 12 months of the date of such termination, and either:

(i)	an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above is consummated, or

(ii)	Kesselrun, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), provided, however, that for the purposes of this Section 6.3 all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”, then Kesselrun shall immediately pay to Gold X2 the Termination Fee and the Expense Reimbursement in accordance with Section 6.6 by wire transfer of immediately available funds.

Notwithstanding anything contained herein, if this Agreement is terminated by Kesselrun or Gold X2 pursuant to Section 6.5(d) hereof due to the failure by the Kesselrun Securityholders to approve the Arrangement at the Kesselrun Meeting, and no bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Kesselrun, was publicly announced and not withdrawn prior to the Kesselrun Meeting, then the Termination Fee and Expense Reimbursement will not be payable by Kesselrun.

6.4          Termination Fee

(a)       In the event that this Agreement is terminated by:

(i)       Gold X2 pursuant to :

(A)	Section 6.5(b);

(B)	Section 6.5(e) as a result of Kesselrun failing to fulfill any of its material obligations or breaching any of its representations or warranties (with the effect that such representations and warranties are no longer true and accurate in all material respects) hereunder;

(C)	Section 6.5(f) as a result of Kesselrun failing to fulfill any of its material obligations or breaching any of its representations or warranties (with the effect that such representations and warranties are no longer true and accurate in all material respects) hereunder; or

(D)	Section 6.5(g); or

(ii)       Kesselrun pursuant to Section 6.5(c) ,

then Kesselrun shall, within five (5) Business Days, pay to Gold X2 the Termination Fee and the Expense Reimbursement in accordance with Section 6.6 by wire transfer of immediately available funds; or

(b)       In the event that this Agreement is terminated by Kesselrun pursuant to:

(i)	Section 6.5(e) as a result of Gold X2 failing to fulfill any of its material obligations or breaching any of its representations or warranties (with the effect that such representations and warranties are no longer true and accurate in all material respects) hereunder;

(ii)	Section 6.5(f) as a result of Gold X2 failing to fulfill any of its material obligations or breaching any of its representations or warranties (with the effect that such representations and warranties are no longer true and accurate in all material respects) hereunder; or

(iii)	Section 6.5(h), then Gold X2 shall, within five (5) Business Days, pay to Kesselrun the Termination Fee by wire transfer of immediately available funds.

Subject to Section 6.3, each of the Parties hereby acknowledges that the Termination Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages which the other Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a Party of the Termination Fee and with respect to Gold X2, the Expense Reimbursement, to which it is entitled, such Party shall, other than as set forth in Section 6.3, have no further claim against the other Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach by the other Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

6.5          Termination

This Agreement may be terminated at any time:

(a)	by mutual written agreement between Gold X2 and Kesselrun;

(b)	by Gold X2 if: (i) Kesselrun makes a Change in Recommendation in respect of the Arrangement (in accordance with Section 6.1 or 6.2); (ii) the Kesselrun Board shall have approved or recommended an Acquisition Proposal; or (iii) Kesselrun shall have entered into a definitive agreement with respect to a Superior Proposal;

(c)	by Kesselrun in order to accept, approve, recommend, or enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 6.2;

(d)	by Gold X2 or Kesselrun if the required approval of the Kesselrun Arrangement Resolutions shall not have been obtained at the Kesselrun Meeting;

(e)	by any Party if any condition precedent to its obligations has not been satisfied by the Outside Date or where it is clear that the condition cannot be satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 6.5(e) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the inability to satisfy such condition precedent by the Outside Date;

(f)	by any Party if the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.5(f) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date;

(g)	by Gold X2 if there is a material breach by Kesselrun of its covenants under this Agreement and such breach is incapable of being cured on or prior to the Outside Date; or

(h)	by Kesselrun if there is a material breach by Gold X2 of its covenants under this Agreement and such breach is incapable of being cured on or prior to the Outside Date.

6.6          Reimbursement of Expenses

In the event that Kesselrun becomes obligated to pay Gold X2 the Termination Fee pursuant to Sections 6.3 or 6.4(a), Kesselrun shall reimburse Gold X2 in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement and this Agreement up to a maximum amount of $200,000 (the “Expense Reimbursement”). Such Expense

Reimbursement shall be made by wire transfer in immediately available funds concurrently with the payment of the Termination Fee to an account specified by Gold X2.

Article 7

AMENDMENT

7.1          Amendment

This Agreement may, at any time and from time to time before or after the holding of the Kesselrun Meeting, be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Kesselrun Shareholders, and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any Party hereto; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Kesselrun Meeting, the Consideration shall not be reduced or materially adversely affected without the approval of the Kesselrun Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; and (ii) this Agreement and the Plan of Arrangement may be amended in accordance with the Final Order.

Article 8

GENERAL

8.1       Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by email to the following email address or to such other address or email address as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by email be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a)       if to Gold X2:

Gold X2 Inc.

450 Commerce Place, 400 Burrard Street,

Vancouver, British Columbia, V6C 3A6

Attention:	Michael Henrichsen, President and CEO
Email:	[REDACTED]

With a copy to:

DuMoulin Black LLP

15th Floor, 1111 West Hastings Street

Vancouver, British Columbia V6E 2J3

Attention:	Justin Kates
Email:	[REDACTED]

(b)       if to Kesselrun:

Kesselrun Resources Ltd.

102-278 Bay Street Thunder Bay,
Ontario, P7B 1R8

Attention:	Michael Thompson, President and Chief Executive Officer
Email:	[REDACTED]

With a copy to:

Morton Law LLP

1200 - 750 West Pender Street, Vancouver,

British Columbia, V6C 2T8

Attention:	Ryan Gill
Email:	[REDACTED]

8.2       Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Each Party agrees that it will not request that a court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and no Party will lend assistance to such a request. The Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Kesselrun (if Gold X2 is the breaching Party) or Gold X2 (if Kesselrun is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance. Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and no Party will lend assistance to such position. Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief. Without limiting the generality of the foregoing, the Parties hereto acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief. Subject to any other provision hereof including, without limitation, Section 6.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties hereto.

8.3          Expenses

Except as set forth in Sections 2.4(b), 2.5, 4.1(m), 6.5 and 6.6, which sections stipulate, among other things, that the costs of the TSX-V filings in connection with the Arrangement, the technical report on the Huronian Gold Project and proxy solicitation costs will be borne and paid by Gold X2, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, obtaining the Interim Order and the Final Order, the Kesselrun Meeting and the preparation and mailing of the Kesselrun Circular, including legal and accounting fees, printing costs, the fees of the Financial Advisor and the Fairness Opinion, and all disbursements by advisors, shall be paid by the Party hereto incurring such expense (and such expenses may be paid by Kesselrun using the Bridge Loan) and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

8.4          Time of the Essence

Time shall be of the essence in this Agreement.

8.5          Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6          Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.7          Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein but the reference to such Laws shall not, by conflict of Laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

8.8          Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by email or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement, and such email or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.9          Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release, and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified therein and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

8.10        No Personal Liability

(a)	No director or officer of Gold X2 shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to Kesselrun under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Gold X2.

(b)	No director or officer of Kesselrun shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to Gold X2 under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Kesselrun.

8.11        Enurement and Assignment

This Agreement shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns and shall be binding upon the Parties hereto and their respective successors. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto.

[Signature Page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

GOLD X2 MINING INC.

Per:	“Michael Henrichsen”
	Name:	Michael Henrichsen
	Title:	President, Chief Executive Officer and Director

KESSELRUN RESOURCES LTD.

Per:	“Michael Thompson”
	Name:	Michael Thompson
	Title:	President and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1

INTERPRETATION

1.1       Definitions

In the Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement Agreement” means the agreement made as of September 30, 2025 between Kesselrun and Gold X2, including the schedules thereto, as the same may be supplemented or amended from time to time prior to the Effective Date;

(b)	“Arrangement Resolution” means the resolution of the Kesselrun Shareholders approving the Arrangement to be considered at the Kesselrun Meeting;

(c)	“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 of the Arrangement Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Kesselrun and Gold X2, each acting reasonably;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(f)	“Cash Consideration” means $2,000,000 divided by the number of issued and outstanding Kesselrun Shares immediately prior to the Effective Time, being approximately $0.0213 in cash for each Kesselrun Share, without interest;

(g)	“Consideration” means the consideration to be received by the Kesselrun Shareholders pursuant to the Plan of Arrangement in consideration for their Kesselrun Shares consisting of the Cash Consideration and the Share Consideration;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Kesselrun Shares for the Consideration in connection with the Arrangement;

(j)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1 of the Plan of Arrangement;

(k)	“Dissenting Kesselrun Shareholder” means a registered holder of Kesselrun Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolutions in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its Dissenting Shares;

(l)	“Dissenting Shares” means the Kesselrun Shares held by Dissenting Kesselrun Shareholders in respect of which such Dissenting Kesselrun Shareholders have given Notice of Dissent in accordance with the Interim Order and who, as of the Effective Time, has not withdrawn or lost such Dissent Rights;

(m)	“Effective Date” has the meaning ascribed to such term in the Arrangement Agreement.

(n)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Kesselrun and Gold X2 may agree upon in writing;

(o)	“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(p)	“Exchange Ratio” means the ratio equal to 20,250,000 Gold X2 Shares divided by the number of Kesselrun Shares issued and outstanding immediately prior to the Effective Time, excluding the Dissenting Shares, if any.

(q)	“Final Order” means the order of the Court approving the Arrangement, in a form acceptable to Kesselrun and Gold X2, each acting reasonably, granted pursuant to Section 291 of the BCBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Kesselrun and Gold X2, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Kesselrun and Gold X2, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(r)	“Former Kesselrun Shareholders” means, at and following the Effective Time, the holders of Kesselrun Shares immediately prior to the Effective Time;

(s)	“Gold X2 Omnibus Incentive Plan” means the omnibus incentive plan of Gold X2 approved by the holders of Gold X2 Shares on November 8, 2022;

(t)	“Gold X2 Shares” means common shares in the capital of Gold X2;

(u)	“Gold X2” means Gold X2 Mining Inc.;

(v)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body or arbitrator, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the TSX-V;

(w)	“holder”, when used with reference to any securities of Kesselrun, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Kesselrun in respect of such securities;

(x)	“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2 of the Arrangement Agreement, and made pursuant to Section 291 of the BCBCA, providing for, among other things, the calling and holding of the Kesselrun Meeting, as the same may be amended by the Court with the consent of Kesselrun and Gold X2, each acting reasonably, in connection with the Arrangement, including any amendment thereto;

(y)	“Kesselrun Meeting” means the special meeting of the Kesselrun Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolutions;

(z)	“Kesselrun Option” means an option to acquire an Kesselrun Share granted pursuant to the Kesselrun Stock Option Plan which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested;

(aa)	“Kesselrun Optionholder” means a holder of one or more Kesselrun Options;

(bb)	“Kesselrun Share Letter of Transmittal” means the letter of transmittal to be delivered by Kesselrun to the Kesselrun Shareholders providing for the delivery of Kesselrun Shares to the Depositary;

(cc)	“Kesselrun Shareholder” means a holder of one or more Kesselrun Shares;

(dd)	“Kesselrun Shares” means the common shares without par value in the capital of Kesselrun;

(ee)	“Kesselrun Stock Option Plan” means the Stock Option Plan of Kesselrun approved by the Kesselrun Shareholders on October 26, 2022;

(ff)	“Kesselrun” means Kesselrun Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(gg)	“New Gold X2 Option” means options to acquire Gold X2 Shares issued to holders of Kesselrun Options pursuant to the Arrangement;

(hh)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Kesselrun Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5 of the Plan of Arrangement;

(ii)	“Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of Kesselrun and Gold X2, each acting reasonably;

(jj)	“Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

(kk)	“Share Consideration” means 20,250,000 Gold X2 Shares divided by the number of issued and outstanding Kesselrun Shares immediately prior to the Effective Time, excluding any Dissenting Shares, being approximately 0.2152 of one Gold X2 Share for each Kesselrun Share, representing approximately $9,112,500 in share consideration;

(ll)	“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations thereunder, as amended;

(mm)	“TSX-V” means the TSX Venture Exchange Inc.;

(nn)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(oo)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

(pp)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2          Interpretation Not Affected by Headings, etc.

The division of the Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph”

followed by a number and/or a letter refer to the specified Article, Section or paragraph of the Plan of Arrangement.

1.3          Number

In the Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4          Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5          Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6          Currency

Unless otherwise stated, all references in the Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Article 2

EFFECT OF THE ARRANGEMENT

2.1          Arrangement Agreement

The Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2          Binding Effect

The Plan of Arrangement will become effective at the Effective Time and shall be binding upon Gold X2, Kesselrun, the Kesselrun Shareholders (including, for certainty, Dissenting Kesselrun Shareholders), the Kesselrun Optionholders, and the Depositary.

Article 3

ARRANGEMENT

3.1          The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Kesselrun, Gold X2 or any other person:

(a)	each Kesselrun Share held by a Dissenting Kesselrun Shareholder shall be deemed to be acquired by Kesselrun from the Dissenting Kesselrun Shareholder, without any further act or formality on its part, free and clear of all Encumbrances, in consideration for a debt claim against Kesselrun for an amount determined and payable in accordance with Article 5 hereof, and:

(i)	such Dissenting Kesselrun Shareholders shall cease to be the holders of such Kesselrun Shares and to have any rights as holders of such Kesselrun Shares, other than the right to be paid fair value for such Kesselrun Shares (with Kesselrun funds not directly or indirectly provided by Gold X2 or any affiliate of Gold X2), as set out in Article 5 hereof;

(ii)	such Dissenting Kesselrun Shareholders’ names shall be removed as the holders of such Kesselrun Shares from the register of Kesselrun Shares maintained by or on behalf of Kesselrun; and

(iii)	such Kesselrun Shares shall be cancelled and returned to treasury;

(b)	each Kesselrun Share outstanding (other than Kesselrun Shares held by a Dissenting Kesselrun Shareholder, Gold X2 or any Subsidiary of Gold X2) shall be transferred to Gold X2 in exchange for: (1) the Cash Consideration; and (2) the Share Consideration

(i)	the holders of such Kesselrun Shares shall cease to be the holders thereof and to have any rights as holders of such Kesselrun Shares, other than the right to receive the Consideration in respect of such Kesselrun Shares in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed as the holders of such Kesselrun Shares from the register of Kesselrun Shares maintained by or on behalf of Kesselrun; and

(iii)	Gold X2 shall be deemed to be the transferee of such Kesselrun Shares, free and clear of all Encumbrances, and shall be entered in the register of Kesselrun Shares maintained by or on behalf of Kesselrun as the holder of such Kesselrun Shares;

(c)	the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2          U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, Kesselrun and Gold X2 each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable efforts to ensure that, all Share Consideration to be issued to Kesselrun Shareholders in exchange for their Kesselrun Shares under the Arrangement, and all New Gold X2 Options to be issued to Kesselrun Optionholders in exchange for their Kesselrun Options under the Arrangement, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption thereof and similar exemptions from the securities laws of any applicable state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

3.3          Post Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, Gold X2 shall deliver or arrange to be delivered to the Depositary the Share Consideration, including certificates representing Gold X2 Shares required to be issued to Former Kesselrun Shareholders, and the Cash Consideration required to be paid to Former Kesselrun Shareholders in accordance with the provisions of Section 3.1(b) hereof, which certificates and Cash Consideration shall be held by the Depositary as agent and nominee for such Former Kesselrun Shareholders for distribution to such Former Kesselrun Shareholders in accordance with the provisions of Article 6 hereof.

(b)	Subject to the provisions of Article 6 hereof, and upon return of a properly completed Kesselrun Share Letter of Transmittal by a registered Former Kesselrun Shareholder together with certificates or DRS statements representing Kesselrun Shares and such other documents as the Depositary and Gold X2 may reasonably require, Former Kesselrun Shareholders shall be entitled to receive delivery of the certificates or DRS statement representing Gold X2 Shares and a cheque for the Cash Consideration to which they are entitled pursuant to Section 3.1(b) hereof.

3.4           No Fractional Gold X2 Shares

In no event shall any holder of Kesselrun Shares be entitled to a fractional Gold X2 Share. Where the aggregate number of Gold X2 Shares to be issued to an Kesselrun Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Gold X2 Share being issuable, the number of Gold X2 Shares to be received by such Kesselrun Shareholder shall be rounded down to the nearest whole Gold X2 Share and no former Kesselrun Shareholder will be entitled to any compensation in respect of a fractional Gold X2 Share.

3.5          Fractional Cash Consideration

All aggregate amounts of Cash Consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by Gold X2 or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding, absent manifest error.

Article 4

CONVERTIBLE SECURITIES

4.1           Kesselrun Options

(a)	In accordance with the terms of the Kesselrun Stock Option Plan and subject to approval of the TSX-V, each Kesselrun Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be, and shall be deemed to be, exchanged for a New Gold X2 Option to acquire from Gold X2, the number of Gold X2 Shares equal to the product obtained when (i) the number of Kesselrun Shares subject to such Kesselrun Option immediately prior to the Effective Time, is multiplied by (ii) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Gold X2 Share on any particular exercise of New Gold X2 Options, then the number of Gold X2 Shares otherwise issued shall be rounded down to the nearest whole number of Gold X2 Shares; and the exercise price per Gold X2 Share subject to a New Gold X2 Option shall be an amount equal to the quotient obtained by dividing: (A) the exercise price per Kesselrun Share subject to such Kesselrun Option immediately before the Effective Time, by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of New Gold X2 Options shall be rounded up to the nearest whole cent.

(b)	It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Kesselrun Option for a New Gold X2 Option. Therefore, notwithstanding the foregoing, if required, the exercise price for each Gold X2 Share under each New Gold X2 Option will be increased such that (i) the excess (if any) of the aggregate fair market value of the Gold X2 Shares underlying a holder’s New Gold X2 Option immediately following the exchange, less (ii) the aggregate exercise price of such new Gold X2 Option otherwise determined does not exceed (y) the excess (if any) of the aggregate fair market value of the Gold X2 Shares underlying the holder’s corresponding Kesselrun Option immediately before the exchange, less (z) the aggregate exercise price of such Kesselrun Option, which adjustment will be made nunc pro tunc. Except as set out above, the term to expiry, conditions to and manner of exercise and other terms and conditions of each of the New Gold X2 Options shall be the same as the terms and conditions of the Kesselrun Option for which it is exchanged and, for greater certainty, each New Gold X2 Option shall be governed by and be subject to the terms of the Gold X2 Omnibus Incentive Plan and the agreement evidencing the grant of such Kesselrun Options will be replaced with a substantially similar agreement evidencing the New Gold X2 Options. Any document previously evidencing an Kesselrun Option shall thereafter evidence and be deemed to evidence only the holder entitlement to New Gold X2 Options.

Article 5

DISSENT RIGHTS

5.1          Rights of Dissent

(a)	Pursuant to the Interim Order, each registered Kesselrun Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 238 of the BCBCA and in the manner set forth in Sections 242 to 247 of the BCBCA, all as modified by this Article 5 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolutions contemplated by Section 242 of the BCBCA must be sent to and received by Kesselrun not later than 5:00 p.m. on the Business Day that is two Business Days before the Kesselrun Meeting. Kesselrun Shareholders who duly exercise such rights of dissent and who:

(i)	are ultimately determined to be entitled to be paid fair value from Kesselrun, for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, will be deemed to have irrevocably transferred such Dissenting Shares to Kesselrun pursuant to Section 3.1(a) in consideration of such fair value to be paid by Kesselrun (with Kesselrun funds not directly or indirectly provided by Gold X2 or any affiliate of Gold X2); or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a Kesselrun Shareholder who has not exercised Dissent Rights and be entitled to receive only the consideration set forth in Section 3.1(b) that such holder would have received if such holder had not exercised Dissent Rights.

(b)	In no case will Kesselrun, Gold X2 or any other person be required to recognize such holders as holders of Kesselrun Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Kesselrun Shareholder will cease to be entitled to the rights of an Kesselrun Shareholder in respect of the Kesselrun Shares in relation to which such Dissenting Kesselrun Shareholder has exercised Dissent Rights and the central securities register of Kesselrun will be amended to reflect that such former holder is no longer the holder of such Kesselrun Shares as and from the completion of the steps in Section 3.1(a).

(c)	In addition to any other restrictions set forth in the BCBCA, Kesselrun Shareholders who vote, or instruct a proxyholder to vote, in favour of the Arrangement Resolutions shall not be entitled to exercise Dissent Rights.

Article 6

DELIVERY OF CERTIFICATES

6.1          Delivery of Share Consideration

(a)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Kesselrun Shares that were transferred under Section 3.1(b), together with a duly completed Kesselrun Share Letter of Transmittal and such additional documents and instruments as the Depositary and Gold X2 may reasonably require, the former holder of such Kesselrun Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate or DRS statement representing Gold X2 Shares and a cheque for the Cash Consideration that such holder is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 6.5.

(b)	Subject to Section 6.3, until surrendered as contemplated by this Section 6.1, each certificate which immediately prior to the Effective Time represented Kesselrun Shares will be deemed after the Effective Time to represent only the right to receive from the Depositary upon such surrender a certificate or DRS statement representing Gold X2 Shares and a cheque for the Cash Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 6.5.

(c)	Kesselrun and Gold X2 will cause the Depositary, as soon as a Former Kesselrun Shareholder becomes entitled to the Consideration in accordance with Section 3.1(b), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such Former Kesselrun Shareholder at the address specified in the Kesselrun Share Letter of Transmittal;

(ii)	if requested by such Former Kesselrun Shareholder in the Kesselrun Share Letter of Transmittal make available at the offices of the Depositary specified in the Kesselrun Share Letter of Transmittal; or

(iii)	if the Kesselrun Share Letter of Transmittal neither specifies an address as described in Section 6.1(c)(i) nor contains a request as described in Section 6.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such Former Kesselrun Shareholder at the address of such Former Kesselrun Shareholder as shown on the applicable securities register maintained by or on behalf of Kesselrun immediately prior to the Effective Time, a certificate or DRS statement representing the Share Consideration and a cheque for the Cash Consideration in accordance with the provisions hereof.

(d)	No holder of Kesselrun Shares shall be entitled to receive any consideration or entitlement with respect to such Kesselrun Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

6.2          Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Kesselrun Shares that were acquired by Gold X2 or Kesselrun pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Kesselrun Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate or DRS statement representing Gold X2 Shares and a cheque for the Cash Consideration to which the former holder of such Kesselrun Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Kesselrun Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Kesselrun Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Gold X2 and the Depositary in such sum as Gold X2 may direct or otherwise indemnify Gold X2 and Kesselrun in a manner satisfactory to Gold X2 against any claim that may be made against Gold X2 or Kesselrun with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3          Extinction of Rights

If any Former Kesselrun Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Kesselrun Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the second anniversary of the Effective Date, on the second anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Gold X2 or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Kesselrun Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Gold X2 and will be cancelled. Neither Kesselrun nor Gold X2, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Kesselrun or Gold X2 or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

6.4          Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Gold X2 Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Kesselrun Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 6.5 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate or DRS statement representing the Gold X2 Shares and a cheque for the Cash Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Gold X2 Shares.

6.5          Withholding Rights

Kesselrun, Gold X2 and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Kesselrun Shareholder under the Plan of Arrangement (including any payment to Dissenting Kesselrun Shareholders) such amounts as Kesselrun, Gold X2 or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Kesselrun, Gold X2 or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Kesselrun, Gold X2 or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Kesselrun Shares or Gold X2 Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

6.6          Encumbrances

Any exchange or transfer of securities pursuant to the Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

6.7          Paramountcy

From and after the Effective Time: (a) the Plan of Arrangement shall take precedence and priority over any and all Kesselrun Shares issued prior to the Effective Time, (b) the rights and obligations of the Kesselrun Shareholders, Kesselrun, Gold X2, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in the Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Kesselrun Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

Article 7

AMENDMENTS

7.1          Amendments to Plan of Arrangement

(a)	Kesselrun and Gold X2 reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Kesselrun and Gold X2, each acting reasonably, (iii) filed with the Court and, if made following the Kesselrun Meeting, approved by the Court, and (iv) communicated to or approved by the Kesselrun Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Kesselrun at any time prior to the Kesselrun Meeting (provided that Gold X2 has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Kesselrun Meeting (other than as may be required under the Interim Order), will become part of the Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Kesselrun Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Kesselrun and Gold X2 (in each case acting reasonably), and (ii) if required by the Court or applicable law, is consented to by some or all, as applicable, of the Kesselrun Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Gold X2 provided that it concerns a matter which, in the reasonable opinion of Gold X2, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any Former Kesselrun Shareholder.

(e)	The Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 8

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of Kesselrun and Gold X2 will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF GOLD X2

(a)	Organization and Qualification. Gold X2 is duly incorporated and validly existing and in good standing under the BCBCA and has full corporate power and authority to own its assets and has all material permits necessary to conduct its business as now owned and conducted. Gold X2 is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on Gold X2. True and complete copies of the constating documents of Gold X2 have been delivered or made available to Kesselrun, and Gold X2 has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. Gold X2 has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Plan of Arrangement. The execution and delivery of this Agreement by Gold X2 and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Gold X2 Board, and no other corporate proceedings on the part of Gold X2 are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Gold X2 and constitutes a valid and binding obligation of Gold X2, enforceable by Kesselrun against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict, Required Filings and Consent. The execution and delivery by Gold X2 of this Agreement and the performance by it of its covenants hereunder and the completion of the Plan of Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Gold X2 or those of the Gold X2 Subsidiary, and except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Gold X2, will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, licence or permit to which Gold X2 or the Gold X2 Subsidiary is a party or by which either is bound; or (B) any Law to which Gold X2 or the Gold X2 Subsidiary is subject or by which either is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Gold X2’s assets or the assets of the Gold X2 Subsidiary. Other than the Interim Order, the Final Order, filings required to be made pursuant to applicable securities Laws and filings required to be made with the TSX-V, no authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of

Gold X2 for the consummation by Gold X2 of its obligations in connection with the Plan of Arrangement under this Agreement or for the completion of the Plan of Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Gold X2 or the Gold X2 Subsidiary in any material properties, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Plan of Arrangement.

(d)	Gold X2 Subsidiary. Other than the Gold X2 Subsidiary, Gold X2 has no material interests in any person. The Gold X2 Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. Gold X2 beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Gold X2 Subsidiary. All of the outstanding shares in the capital of the Gold X2 Subsidiary owned directly or indirectly by Gold X2 are: (i) validly issued and fully-paid and all such shares are owned free and clear of all Encumbrances; and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in the Gold X2 Subsidiary.

(e)	Regulatory Filings. Gold X2 has filed all documents required to be filed in accordance with applicable Laws and the Gold X2 Filings have complied in all material respects with all applicable requirements. None of the Gold X2 Filings, at the time filed or as subsequently amended, contained any misrepresentation. Gold X2 has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. Other than as set out in the Gold X2 Disclosure Letter, there are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Gold X2 Filings, and, to the knowledge of Gold X2, neither it nor any of the Gold X2 Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSX-V.

(f)	Compliance with Laws.

(i)	The operations of Gold X2 and the Gold X2 Subsidiary have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Gold X2 or the Gold X2 Subsidiary and neither Gold X2 nor the Gold X2 Subsidiary has received any notice of any alleged violation of any such Laws, other than non-compliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect on Gold X2.

(ii)	Neither Gold X2 nor the Gold X2 Subsidiary is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on Gold X2.

(g)	Company Authorizations. Gold X2 and the Gold X2 Subsidiary have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Gold X2 or the Gold X2 Subsidiary or otherwise in connection with the material business or operations of Gold X2 or the Gold X2 Subsidiary as presently carried on, and such authorizations are in full force and effect in all material respects. Gold X2 and the Gold X2 Subsidiary have fully complied with and are in compliance with all authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Gold X2. There is no action, investigation or proceeding pending or, to the knowledge of Gold X2, threatened regarding any of the authorizations. Neither Gold X2 nor the Gold X2 Subsidiary has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Gold X2 and, to the knowledge of Gold X2, all such authorizations continue to be effective in order for Gold X2 and the Gold X2 Subsidiary to continue to conduct their respective businesses as they are currently being conducted.

(h)	Capitalization and Listing.

(i)	The authorized share capital of Gold X2 consists of an unlimited number of Gold X2 Shares. As at the date of this Agreement there are: (A) 473,686,984 Gold X2 Shares validly issued and outstanding as fully-paid and non-assessable shares of Gold X2; (B) outstanding Gold X2 Options providing for the issuance of 22,459,075 Gold X2 Shares upon the exercise thereof; (C) outstanding Gold X2 Warrants providing for the issuance of 1,008,000 Gold X2 Shares upon the exercise thereof; (D) outstanding Gold X2 RSUs providing for the issuance of 3,162,500 Gold X2 Shares upon the settlement thereof; and (E) outstanding Gold X2 Compensation Options providing for the issuance of 1,627,565 Gold X2 Shares upon the exercise thereof. Except as set out in the Gold X2 Disclosure Letter, and other than the Gold X2 Options, Gold X2 Warrants, Gold X2 RSUs and Gold X2 Compensation Options, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Gold X2 or the Gold X2 Subsidiary to issue or sell any Gold X2 Shares or shares of the Gold X2 Subsidiary or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any Gold X2 Shares or share of the Gold X2 Subsidiary, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Gold X2 or the Gold X2 Subsidiary, and no person is entitled to any pre-emptive or other similar right granted by Gold X2 or the Gold X2 Subsidiary.

(ii)	There are no outstanding contractual obligations of Gold X2 or the Gold X2 Subsidiary to repurchase, redeem or otherwise acquire any Gold X2 Shares or any shares of the Gold X2 Subsidiary.

(iii)	No order ceasing or suspending trading in securities of Gold X2 nor prohibiting the sale of such securities has been issued and is outstanding against Gold X2 or its directors, officers or promoters.

(iv)	All outstanding Gold X2 Shares, Gold X2 Options, Gold X2 RSUs, Gold X2 Warrants and Gold X2 Compensation Options and all outstanding shares of capital stock, voting securities or other ownership interests, securities or interests in Gold X2 or the Gold X2 Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(i)	Shareholder and Similar Agreements. Gold X2 is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Gold X2 or the Gold X2 Subsidiary.

(j)	Financial Statements.

(i)	The audited consolidated financial statements for Gold X2 for the fiscal year ended on December 31, 2024 (including the notes thereto and related management’s discussion and analysis (“Gold X2 MD&A”) and the reports by the auditors thereon), the interim unaudited consolidated financial statements for Gold X2 for the period ended March 31, 2025 (including the notes thereto and related Gold X2 MD&A), have been, and all financial statements of Gold X2 which are publicly disseminated by Gold X2 in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Gold X2 as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Gold X2 or the Gold X2 Subsidiary to any executive officer or director of Gold X2.

(ii)	Neither Gold X2 nor the Gold X2 Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract (including any contract relating to any transaction or relationship between or among Gold X2 or the Gold X2 Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Gold X2 or the Gold X2 Subsidiary, in the published financial statements of Gold X2 or the Gold X2 Filings.

(iii)	Since March 31, 2025, neither Gold X2 nor the Gold X2 Subsidiary nor, to Gold X2’s knowledge, any director, officer, auditor, accountant or representative of Gold X2 or the Gold X2 Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Gold X2 or the Gold X2 Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Gold X2 or the Gold X2 Subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Gold X2 Board.

(k)	Undisclosed Liabilities. Neither Gold X2 nor the Gold X2 Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Gold X2 as of December 31, 2024 or unaudited balance sheet of Gold X2 as of March 31, 2025 (the “Gold X2 Balance Sheet”) or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course since March 31, 2025, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Gold X2 and the Gold X2 Subsidiary (other than those disclosed on the Gold X2 Balance Sheet and/or in the notes to the Gold X2 financial statements or the Gold X2 Disclosure Letter), reasonably be expected to have a Material Adverse Effect on Gold X2, or, as a consequence of the consummation of the Plan of Arrangement, have a Material Adverse Effect on Gold X2.

(l)	No Hedging. Neither Gold X2 nor the Gold X2 Subsidiary has, on the date of this Agreement, any foreign currency hedging or commodity hedging arrangements in effect.

(m)	Interest in Properties and Mineral Rights.

(i)	Other than Gold X2’s right and interest in and to the Goldshore Mining Project, the Hillcrest Project (collectively, the “Gold X2 Mineral Rights”) and its option to acquire a 75% interest in the Vanguard Project, neither Gold X2 nor the Gold X2 Subsidiary, owns or has any interest in any other material real property or any material mineral interests and rights.

(ii)	All of the Gold X2 Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iii)	The Gold X2 Mineral Rights are in good standing under applicable Law and, to the knowledge of Gold X2, all material filings with Governmental Entities in respect thereof have been filed, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iv)	There is no adverse claim against or challenge to the title to or ownership of the Gold X2 Mineral Rights.

(v)	No person has any back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Gold X2’s interest in the Gold X2 Mineral Rights.

(vi)	There are no material restrictions on the ability of Gold X2 to use, transfer or exploit the Gold X2 Mineral Rights, except pursuant to the applicable Law and the terms of the relevant Gold X2 Mineral Rights.

(vii)	Gold X2 has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Gold X2 in any of the Gold X2 Mineral Rights.

(viii)	Gold X2 has not received any compliance orders, citations or notices relating to non-compliance or alleged non-compliance of any Gold X2 Mineral Rights.

(n)           Mineral Resources. The Gold X2 Technical Report accurately and completely sets forth all material facts relating to properties covered by such report; since the date of preparation of the Gold X2 Technical Report there has been no material change, that would disaffirm or change any aspect of the Gold X2 Technical Report in any material respect, except as disclosed in any document forming part of the Gold X2 Filings. The Gold X2 Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time such Gold X2 Technical Report was prepared.

(o)          Exploration Information. Gold X2 has provided Kesselrun with access to full and complete copies of all exploration information and data relating to the Gold X2 Mineral Rights, and which is owned by, or within the possession or control of, Gold X2 or the Gold X2 Subsidiary, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Gold X2 Mineral Rights, and Gold X2 has the sole right, title, ownership and right to use all such information, data reports and studies.

(p)          Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Gold X2:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Gold X2 and the Gold X2 Subsidiary, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Gold X2 or the Gold X2 Subsidiary is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

(q)          Absence of Certain Changes or Events. Except as set forth in Schedule 1(q) of the Gold X2 Disclosure Letter, since March 31, 2025:

(i)	Gold X2 and the Gold X2 Subsidiary have conducted their respective businesses only in the ordinary course;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on Gold X2 has been incurred;

(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on Gold X2;

(iv)	there has not been any change in the accounting practices used by Gold X2 and the Gold X2 Subsidiary;

(v)	there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of Gold X2 or the Gold X2 Subsidiary;

(vi)	there has not been any change in the remuneration or compensation paid to the directors of Gold X2;

(vii)	there has not been any redemption, repurchase or other acquisition of Gold X2 Shares by Gold X2, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Gold X2 Shares;

(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course;

(ix)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Gold X2’s financial statements, other than the settlement of claims or liabilities incurred in the ordinary course; and

(x)	there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Gold X2 or the Gold X2 Subsidiary.

(r)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Gold X2, threatened against or relating to Gold X2 or the Gold X2 Subsidiary, the business of Gold X2 or the Gold X2 Subsidiary, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would, or reasonably would be expected to have, a Material Adverse Effect on Gold X2 or prevent or materially delay the consummation of the Plan of Arrangement, nor to the knowledge of Gold X2 are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on Gold X2). Neither Gold X2 nor the Gold X2 Subsidiary is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on Gold X2 or which would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

(s)         Taxes.

(i)	Each of Gold X2 and the Gold X2 Subsidiary has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and each of Gold X2 and the Gold X2 Subsidiary has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course. Gold X2 and the Gold X2 Subsidiary have not received any refund of Taxes to which they are not entitled.

(ii)	Each of Gold X2 and the Gold X2 Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)	Each of Gold X2 and the Gold X2 Subsidiary has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)	Neither Gold X2 nor the Gold X2 Subsidiary has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(v)	There are no proceedings, investigations, audits or claims now pending or threatened against Gold X2 or the Gold X2 Subsidiary in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vi)	Neither Gold X2 nor the Gold X2 Subsidiary has acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(vii)	For the purposes of the Tax Act and any other relevant Tax purposes: each of Gold X2 and the Gold X2 Subsidiary is a resident in Canada.

(viii)	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any properties or assets of Gold X2 or the Gold X2 Subsidiary.

(ix)	Each of Gold X2 and the Gold X2 Subsidiary has made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. Neither Gold X2 nor the Gold X2 Subsidiary has received any refund of Taxes to which it is not entitled.

(x)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Gold X2 or the Gold X2 Subsidiary and, to the knowledge of Gold X2, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against Gold X2 or the Gold X2 Subsidiary by a Governmental Entity for any period ending on or prior to the Effective Date.

(xi)	Neither Gold X2 nor the Gold X2 Subsidiary has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Gold X2 or the Gold X2 Subsidiary been deemed to have done so for purposes of the Tax Act.

(xii)	For all transactions between Gold X2, on the one hand, and any non-resident person with whom Gold X2 was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Date, Gold X2 has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Gold X2 has not entered into an agreement contemplated by Section 191.3 of the Tax Act.

(xiii)	To the knowledge of Gold X2, no material claim has been made by any Governmental Entity in a jurisdiction where Gold X2 or the Gold X2 Subsidiary does not file Tax Returns that Gold X2 or the Gold X2 Subsidiary is required to file Tax Returns or may be subject to Tax by that jurisdiction.

(t)	Books and Records. The corporate records and minute books of Gold X2 and the Gold X2 Subsidiary have been maintained in accordance with all applicable Laws, and the minute books of Gold X2 and the Gold X2 Subsidiary as provided to Kesselrun are complete and accurate in all material respects. The corporate minute books for Gold X2 and the Gold X2 Subsidiary contain minutes of all meetings and resolutions of the directors and shareholders held. The financial books and records and accounts of Gold X2 and the Gold X2 Subsidiary in all material respects: (i) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (ii) are stated in reasonable detail and, in the case of the Gold X2 Subsidiary, during the period of time when owned by Gold X2, accurately and fairly reflect the transactions and dispositions of assets of Gold X2 and the Gold X2 Subsidiary; and (iii) in the case of the Gold X2 Subsidiary, during the period of time when owned by Gold X2, accurately and fairly reflect the basis for Gold X2’s consolidated financial statements.

(u)           Insurance.

(i)	Gold X2 has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid, and neither Gold X2 nor the Gold X2 subsidiary has failed to give any notice or make a claim thereunder on a timely basis.

(ii)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and Gold X2 will use commercially reasonable efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the actual knowledge of Gold X2 other) notice of cancellation or termination has been received by Gold X2 or the Gold X2 Subsidiary with respect to any such policy.

(v)	Non-Arm’s Length Transactions. Except for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Gold X2 or the Gold X2 Subsidiary) between Gold X2 or the Gold X2 Subsidiary, on the one hand, and any (i) officer or director of Gold X2 or the Gold X2 Subsidiary, (ii) any holder of record or, to the knowledge of Gold X2, beneficial owner of five percent or more of the voting securities of Gold X2, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(w)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Gold X2 or the Gold X2 Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Gold X2 or the Gold X2 Subsidiary, any acquisition of property by Gold X2 or the Gold X2 Subsidiary, or the conduct of business by Gold X2 or the Gold X2 Subsidiary, as currently conducted (including following the transactions contemplated by this Agreement).

(x)	Material Contracts. Gold X2 and the Gold X2 Subsidiary have performed in all material respects all respective obligations required to be performed by them to date under their Material Contracts. Neither Gold X2 nor the Gold X2 Subsidiary is in breach or default under any Material Contract to which it is a party or bound, nor does Gold X2 have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on Gold X2. Neither Gold X2 nor the Gold X2 Subsidiary knows of, nor have they received written notice of, any breach or default under (nor, to the knowledge of Gold X2, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto, except where any such violation or default would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on Gold X2. Prior to the date hereof, Gold X2 has made available to Kesselrun true and complete copies of all of the Material Contracts of Gold X2. All of Gold X2’s and the Gold X2 Subsidiary’s Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Gold X2 (or the Gold X2 Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. Neither Gold X2 nor the Gold X2 Subsidiary is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Gold X2 or the Gold X2 Subsidiary.

(y)	Fees and Expenses. The Gold X2 Disclosure Letter sets forth: (i) whether, and to the extent, any person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Gold X2; (ii) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Gold X2 has incurred to date and an estimate of the amount of fees and expenses that Gold X2 expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified pursuant to (i) of this paragraph) and (iii) the amount of such fees and expenses that has been paid to date.

(z)	No Cease Trade Orders. No Securities Authority or other Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Gold X2, and no such proceeding is pending, contemplated or, to the knowledge of Gold X2, threatened.

(aa)	Reporting Issuer Status. As of the date hereof, Gold X2 is a reporting issuer not in default (or the equivalent) under the securities Laws of each of the provinces of British Columbia, Alberta, Ontario and Prince Edward Island.

(bb)	Stock Exchange and Marketing Compliance. The Gold X2 Shares are listed and posted for trading on the TSX-V, and quoted on the OTCQB and the FSE and Gold X2 is in compliance in all material respects with the applicable listing, quotation and corporate governance rules and regulations of the TSX-V, the OTCQB and the FSE.

(cc)	Approvals and Recommendation. The Gold X2 Board has unanimously, after receiving legal and financial advice, determined that the Plan of Arrangement is in the best interests of Gold X2.

(dd)	No Expropriation. No property or asset of Gold X2 or the Gold X2 Subsidiary (including the Gold X2 Mineral Rights) has been taken or expropriated by any Governmental Entity, no notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Gold X2, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ee)	Money Laundering Laws. The operations of Gold X2 are and have been conducted at all times in compliance with applicable Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Entity involving Gold X2 with respect to the Money Laundering Laws is pending or threatened.

(ff)	Anti-Corruption. None of Gold X2, the Gold X2 Subsidiary, or, to the knowledge of Gold X2, any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(gg)	U.S. Securities Law Matters. Gold X2: (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act, or that is subject to the reporting requirements of Section 13 or 15(d) thereof; and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended.

(hh)	No Bankruptcy, etc. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Gold X2, threatened against Gold X2 before any court, regulatory or administrative agency or tribunal.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF KESSELRUN

(a)	Organization and Qualification. Kesselrun is duly incorporated and validly existing and in good standing under the BCBCA and has full corporate power and authority to own its assets and has all material permits necessary to conduct its business as now owned and conducted. Kesselrun is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on Kesselrun. True and complete copies of the constating documents of Kesselrun have been delivered or made available to Gold X2, and Kesselrun has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. Kesselrun has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Plan of Arrangement. The execution and delivery of this Agreement by Kesselrun and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Kesselrun Board, and no other corporate proceedings on the part of Kesselrun are necessary to authorize this Agreement other than the Kesselrun Arrangement Approval. This Agreement has been duly executed and delivered by Kesselrun and constitutes a valid and binding obligation of Kesselrun, enforceable by Gold X2 against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict, Required Filings and Consent. The execution and delivery by Kesselrun of this Agreement and the performance by it of its covenants hereunder and the completion of the Plan of Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Kesselrun, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Kesselrun, will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, licence or permit to which Kesselrun is a party or by which Kesselrun s is bound; or (B) any Law to which Kesselrun is subject or by which Kesselrun is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit, with the exception of the Debt; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Kesselrun’s assets. Other than the Interim Order, the Final Order, filings required to be made pursuant to applicable securities Laws and filings required to be made with the TSX-V, no authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Kesselrun for the consummation by Kesselrun of its obligations in connection with the Plan of Arrangement under this Agreement or for the completion of the Plan of Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Kesselrun in any material properties, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Plan of Arrangement.

(d)	Kesselrun Subsidiaries. Kesselrun has no material interest in any person.

(e)	Regulatory Filings. Kesselrun has filed all documents required to be filed in accordance with applicable Laws and the Kesselrun Filings have complied in all material respects with all applicable requirements. None of the Kesselrun Filings, at the time filed or as subsequently amended, contained any misrepresentation. Kesselrun has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Kesselrun Filings and, to the knowledge of Kesselrun, neither it nor any of the Kesselrun Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSX-V.

(f)	Compliance with Laws.

(i)	The operations of Kesselrun have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Kesselrun and Kesselrun has not received any notice of any alleged violation of any such Laws, other than non-compliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect on Kesselrun.

(ii)	Kesselrun is not in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on Kesselrun.

(g)	Company Authorizations. Kesselrun has obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Kesselrun or otherwise in connection with the material business or operations of Kesselrun as presently carried on, and such authorizations are in full force and effect in all material respects. Kesselrun has fully complied with and are in compliance with all authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Kesselrun. There is no action, investigation or proceeding pending or, to the knowledge of Kesselrun, threatened regarding any of the authorizations. Kesselrun has not received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Kesselrun and, to the knowledge of Kesselrun, all such authorizations continue to be effective in order for Kesselrun to continue to conduct its business as it is currently being conducted.

(h)	Capitalization and Listing.

(i)	The authorized share capital of Kesselrun consists of an unlimited number of Kesselrun Shares. As at the date of this Agreement there are: (A) 94,071,837 Kesselrun Shares validly issued and outstanding as fully-paid and non-assessable shares of Kesselrun; and (B) outstanding Kesselrun Options providing for the issuance of 1,950,000 Kesselrun Shares upon the exercise thereof. Other than the Kesselrun Options there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Kesselrun to issue or sell any shares of Kesselrun or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Kesselrun, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Kesselrun, and no person is entitled to any pre-emptive or other similar right granted by Kesselrun.

(ii)	Schedule (h)(ii) of the Kesselrun Disclosure Letter sets forth, as of the date hereof, a correct and complete list of all outstanding Kesselrun Options, including in respect of each Kesselrun Option: (A) the name of the holder thereof; (B) the number of Kesselrun Shares subject (or allocated) to such Kesselrun Option; (C) the grant or issue date; (D) any vesting provisions, if applicable; (E) the exercise price; and (F) the expiration date. All Kesselrun Shares that may be issued pursuant to the exercise of outstanding Kesselrun Options prior to the Effective Time will, when issued in accordance with the terms of the Kesselrun Options be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(iii)	There are no outstanding contractual obligations of Kesselrun to repurchase, redeem or otherwise acquire any Kesselrun Shares.

(iv)	No order ceasing or suspending trading in securities of Kesselrun nor prohibiting the sale of such securities has been issued and is outstanding against Kesselrun or its directors, officers or promoters.

(v)	All outstanding Kesselrun Shares and Kesselrun Options have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(i)	Shareholder and Similar Agreements. Kesselrun is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Kesselrun.

(j)	Financial Statements.

(i)	The audited consolidated financial statements for Kesselrun as at the fiscal year ended on July 31, 2024 (including the notes thereto and related management’s discussion and analysis

("Kesselrun MD&A") and the reports by the auditors thereon), the interim unaudited consolidated financial statements for Kesselrun for the period ended April 30, 2025 (including the notes thereto and related Kesselrun MD&A) have been, and all financial statements of Kesselrun which are publicly disseminated by Kesselrun in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Kesselrun as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). Other than as disclosed in the Kesselrun Disclosure Letter, there are no outstanding loans made by Kesselrun to any executive officer or director of Kesselrun.

(ii)	Kesselrun is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar contract (including any contract relating to any transaction or relationship between or among Kesselrun, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Kesselrun, in the published financial statements of Kesselrun or the Kesselrun Filings.

(iii)	Since April 30, 2025 neither Kesselrun, nor to Kesselrun’s knowledge, any director, officer, auditor, accountant or representative of Kesselrun has not received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kesselrun or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Kesselrun has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Kesselrun Board.

(k)	Shareholder Approvals. The Kesselrun Arrangement Approval is the only vote of the Kesselrun Shareholders, or any holder of any other security of the Company, necessary to adopt and approve the Plan of Arrangement.

(l)	Undisclosed Liabilities. Kesselrun does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Kesselrun as of July 31, 2024 or unaudited balance sheet of Kesselrun as of April 30, 2025 (the "Kesselrun Balance Sheet") or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course since April 30, 2025, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Kesselrun (other than those disclosed on the Kesselrun Balance Sheet and/or in the notes to the Kesselrun financial statements), reasonably be expected to have a Material Adverse Effect on Kesselrun, or, as a consequence of the consummation of the Plan of Arrangement, have a Material Adverse Effect on Kesselrun.

(m)	Indebtedness. All Indebtedness of Kesselrun is disclosed in Schedule (m) of the Kesselrun Disclosure Letter. Kesselrun is not in default or breach of any of the terms of any Contract governing its Indebtedness.

(n)	Flow-Through Expenditures. Kesselrun has no outstanding obligations to incur "flow-through mining expenditures" (as described in the Tax Act) pursuant to agreements providing for the issuance of Kesselrun Shares on a "flow-through" basis.

(o)	No Hedging. Kesselrun does not, on the date of this Agreement, have any foreign currency hedging or commodity hedging arrangements in effect.

(p)	Interest in Properties and Mineral Rights.

(i)	All of Kesselrun’s mineral interests and rights, in each case, either existing under contract, by operation of Law or otherwise, including the Huronian Gold Project and the Bluffpoint Gold Project (collectively, the "Kesselrun Mineral Rights"), are set out in Schedule (p)(i) of the Kesselrun Disclosure Letter. Kesselrun does not own or have any interest in any other real property or any other mineral interests and rights.

(ii)	Kesselrun is the sole legal and beneficial owner of all right, title and interest in and to the Kesselrun Mineral Rights, free and clear of any Encumbrances other than Permitted Encumbrances.

(iii)	All of the Kesselrun Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)	The Kesselrun Mineral Rights are in good standing under applicable Law and, to the knowledge of Kesselrun, all material filings with Governmental Entities in respect thereof have been filed, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no adverse claim against or challenge to the title to or ownership of any of the Kesselrun Mineral Rights.

(vi)	Kesselrun has the exclusive right to deal with any of the Kesselrun Mineral Rights.

(vii)	No person other than Kesselrun has any interest in any of the Kesselrun Mineral Rights or any right to acquire any such interest.

(viii)	No person has any back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Kesselrun’s interest in any of the Kesselrun Mineral Rights.

(ix)	There are no material restrictions on the ability of Kesselrun to use, transfer or exploit any of the Kesselrun Mineral Rights, except pursuant to the applicable Law and the terms of the relevant Kesselrun Mineral Rights.

(x)	Kesselrun has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Kesselrun in any of the Kesselrun Mineral Rights.

(xi)	Kesselrun has not received any compliance orders, citations or notices relating to non-compliance or alleged non-compliance of any Kesselrun Mineral Rights.

(xii)	Kesselrun has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Kesselrun, and mineral interests that are required to exploit the development potential of the Kesselrun Mineral Rights as contemplated in Kesselrun Filings filed (and available on SEDAR+) on or before the date hereof and no third party or group holds any such rights that would be required by Kesselrun to develop any of the Kesselrun Mineral Rights as contemplated in Kesselrun Filings filed (and available on SEDAR+) on or before the date hereof.

(xiii)	Kesselrun has not entered into any work program or made any other commitment or undertaking of any nature for which Kesselrun shall be required to make any payment of any kind.

(q)	Exploration Information. Kesselrun has provided Gold X2 with access to full and complete copies of all exploration information and data relating to the Kesselrun Mineral Rights, and which is owned by, or within the possession or control of, Kesselrun, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Kesselrun Mineral Rights, and Kesselrun has the sole right, title, ownership and right to use all such information, data reports and studies.

(r)	Operational Matters. Except as would not, either individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Kesselrun and as set out in the Kesselrun Disclosure Letter:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Kesselrun, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Kesselrun is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

(s)	Employment Matters.

(i)	Except as set forth in Schedule (s)(i) of the Kesselrun Disclosure Letter, Kesselrun has not entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Kesselrun (including as a result of the Plan of Arrangement).

(ii)	Kesselrun (A) is not a party to any collective bargaining agreement, or (B) is not subject to any application for certification or, to the knowledge of Kesselrun, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Kesselrun, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(iii)	Kesselrun is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Kesselrun, threatened, or any litigation actual, or to the knowledge of Kesselrun, threatened, relating to employment or termination of employment of employees or independent contractors. No labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Kesselrun.

(iv)	All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to April 30, 2025 have either been paid or are accurately reflected in Kesselrun’s financial books and records in all material respects.

(v)	Except as set forth in Schedule (s)(v) of the Kesselrun Disclosure Letter, neither the execution of this Agreement nor the consummation of the Plan of Arrangement and the other transactions contemplated in this Agreement will:

(A)	result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Kesselrun Employee;

(B)	increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Kesselrun Employee; or

(C)	result in the acceleration of the vesting or the time to exercise of any outstanding Kesselrun Option or other employee or director awards of Kesselrun, the forgiveness or postponement of payment of any Indebtedness owing by such person to Kesselrun or receipt of any additional payments or compensation under or in respect of any benefit plan, incentive plan or other compensation plan or arrangements from Kesselrun.

(vi)	Kesselrun does not currently sponsor, maintain, contribute to or has any material liability under, and has not in the past 5 years sponsored, maintained, contributed to or incurred any liability under, a "registered pension plan" or a "retirement compensation arrangement", each as defined under the Tax Act, a "pension plan" as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Kesselrun Employees or former Kesselrun Employees.

(vii)	Schedule (s)(vii) of the Kesselrun Disclosure Letter lists each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Kesselrun for the benefit of any current or former employee, independent contractor, consultant or director of Kesselrun, or with respect to which Kesselrun has or may have any material Liability (collectively, the "Kesselrun Employee Plans").

(viii)	Kesselrun has made available to Gold X2 correct and complete copies (or, if a plan is not written, a written description) of all Kesselrun Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable: (A) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (B) the most recent opinion or determination letter received regarding the tax-qualified status of each Kesselrun Employee Plan; (C) the most recent financial statements for each Kesselrun Employee Plan; (D) the current summary plan description for each Kesselrun Employee Plan; and (E) the most recent actuarial valuation reports related to any Kesselrun Employee Plans.

(ix)	Each Kesselrun Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws; (A) Kesselrun, where applicable, has timely made all material contributions and other material payments required by and due under the terms of each Kesselrun Employee Plan and applicable Law, and all benefits accrued under any unfunded Kesselrun Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with IFRS; (B) except to the extent limited by applicable Law, each Kesselrun Employee Plan can be amended, terminated or otherwise discontinued after the Effective Date in accordance with its terms; (C) as of the date hereof, there are no material audits, inquiries or legal actions pending or, to the knowledge of Kesselrun, threatened by any Governmental Entity with respect to any Kesselrun Employee Plan; and (D) as of the date hereof, there are no material legal actions pending, or, to the knowledge of Kesselrun, threatened with respect to any Kesselrun Employee Plan (in each case, other than routine claims for benefits).

(x)	No Kesselrun Employee Plan has, within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(xi)	Kesselrun is in material compliance with all terms and conditions of employment and all Employment Laws. Kesselrun is not subject to any outstanding grievance, complaint, investigation, or orders under any Employment Law, or any claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation relating to employment or termination of employment or relationships of Kesselrun Employees or independent contractors which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on Kesselrun, or prevent or materially delay the consummation of the Arrangement and, to the knowledge of Kesselrun, no such claims or litigation are threatened.

(t)	Absence of Certain Changes or Events. Since April 30, 2025:

(i)	Kesselrun has conducted its business only in the ordinary course;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on Kesselrun has been incurred;

(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on Kesselrun;

(iv)	there has not been any change in the accounting practices used by Kesselrun;

(v)	there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of Kesselrun;

(vi)	there has not been any changes in the remuneration or compensation paid to the directors of Kesselrun;

(vii)	there has not been any redemption, repurchase or other acquisition of Kesselrun Shares by Kesselrun, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Kesselrun Shares;

(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course;

(ix)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Kesselrun’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course; and

(x)	there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Kesselrun.

(u)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Kesselrun, threatened against or relating to Kesselrun, the business of Kesselrun, or affecting any of its properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably would be expected to have, a Material Adverse Effect on Kesselrun or prevent or materially delay the consummation of the Plan of Arrangement, nor to the knowledge of Kesselrun are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on Kesselrun). Kesselrun is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on Kesselrun or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(v)	Taxes.

(i)	Kesselrun has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Kesselrun has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course. Kesselrun has not received any refund of Taxes to which they are not entitled.

(ii)	Kesselrun has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)	Kesselrun has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)	Kesselrun has not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(v)	There are no proceedings, investigations, audits or claims now pending or threatened against Kesselrun in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vi)	Kesselrun has not acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(vii)	For the purposes of the Tax Act and any other relevant Tax purposes: Kesselrun is a resident in Canada.

(viii)	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any properties or assets of Kesselrun.

(ix)	Kesselrun has made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date.

(x)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Kesselrun and, to the knowledge of Kesselrun, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against Kesselrun by a Governmental Entity for any period ending on or prior to the Effective Date.

(xi)	Kesselrun has not acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Kesselrun been deemed to have done so for purposes of the Tax Act.

(xii)	For all transactions between Kesselrun, on the one hand, and any non-resident person with whom Kesselrun was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Date, Kesselrun has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Kesselrun has not entered into an agreement contemplated by Section 191.3 of the Tax Act.

(xiii)	To the knowledge of Kesselrun, no material claim has been made by any Governmental Entity in a jurisdiction where Kesselrun does not file Tax Returns that Kesselrun is required to file Tax Returns or may be subject to Tax by that jurisdiction.

(w)	Books and Records. The corporate records and minute books of Kesselrun have been provided to Gold X2 by Kesselrun. . The financial books and records and accounts of Kesselrun in all material respects: (i) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in Kesselrun’s country of domicile, on a basis consistent with prior years; and (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of Kesselrun.

(x)	Insurance.

(i)	Kesselrun has in place insurance as disclosed in the Kesselrun Disclosure Letter. All premiums payable prior to the date hereof under such policies of insurance have been paid, and Kesselrun has not failed to give any notice or make a claim thereunder on a timely basis.

(ii)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and Kesselrun will use commercially reasonable efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the actual knowledge of Kesselrun other) notice of cancellation or termination has been received by Kesselrun with respect to any such policy.

(y)	Non-Arm’s Length Transactions. Except for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the ordinary course, and except as disclosed in the Kesselrun Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to Indebtedness by Kesselrun) between Kesselrun, on the one hand, and any person who was, at the time the contract, commitment, agreement, arrangement or other transaction was entered into (i) an officer or director of Kesselrun, (i) any holder of record or, to the knowledge of Kesselrun, beneficial owner of five percent or more of the voting securities of Kesselrun, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(z)	Environmental. Except for any matters that, either individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on Kesselrun and as disclosed in the Kesselrun Disclosure Letter:

(i)	all facilities and operations of Kesselrun have been conducted, and are now, in material compliance with all Environmental Laws;

(ii)	Kesselrun is in possession of, and in material compliance with, all permits required under Environmental Laws to own, lease and operate the Kesselrun Mineral Rights and to conduct its business as it is now being conducted;

(iii)	no environmental reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Kesselrun, and, to the knowledge of Kesselrun, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)	Kesselrun is not subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)	to the knowledge of Kesselrun, there are no changes in the status, terms or conditions of any Environmental Permits held by Kesselrun or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Kesselrun following the Effective Date;

(vi)	Kesselrun (A) is not a party to any litigation or administrative proceeding nor, to the knowledge of Kesselrun, has any litigation or administrative proceeding been threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) does not have any knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, Remedial Action or other response by it pursuant to applicable Environmental Laws; and (C) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(vii)	Kesselrun has made available to Gold X2 all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(viii)	to the knowledge of Kesselrun, Kesselrun is not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any material liability under any Environmental Laws.

(aa)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Kesselrun that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Kesselrun, any acquisition of property by Kesselrun, or the conduct of business by Kesselrun, as currently conducted (including following the transactions contemplated by this Agreement).

(bb)	Material Contracts. Kesselrun has performed in all material respects all respective obligations required to be performed by it to date under its Material Contracts. Kesselrun is not in breach or default under any Material Contract to which it is a party or bound, nor does Kesselrun have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on Kesselrun. Kesselrun does not know of, nor have they received written notice of, any breach or default under (nor, to the knowledge of Kesselrun, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect on Kesselrun. Prior to the date hereof, Kesselrun has made available to Gold X2 true and complete copies of all of the Material Contracts of Kesselrun. All of Kesselrun’s Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Kesselrun in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. Kesselrun is not a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Kesselrun.

(cc)	Fees and Expenses. Schedule (cc) of the Kesselrun Disclosure Letter sets forth: (A) whether, and to the extent, any person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Kesselrun; (B) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Kesselrun has incurred to date and an estimate of the amount of fees and expenses that Kesselrun expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified pursuant to (A) of this paragraph) and (C) the amount of such fees and expenses that has been paid to date.

(dd)	No Cease Trade Orders. No Securities Authority or other Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Kesselrun, and no such proceeding is pending, contemplated or, to the knowledge of Kesselrun, threatened.

(ee)	Reporting Issuer Status. As of the date hereof, Kesselrun is a reporting issuer not in default (or the equivalent) under the securities Laws of each of the provinces of British Columbia and Alberta.

(ff)	Stock Exchange and Marketing Compliance. The Kesselrun Shares are listed and posted for trading on the TSX-V and quoted on the OTCQB, and Kesselrun is in compliance in all material respects with the applicable listing, quotation and corporate governance rules and regulations of the TSX-V and OTCQB.

(gg)	Fairness Opinion. The Kesselrun Board engaged the Fairness Advisor to deliver the Fairness Opinion to the Kesselrun Board as to the fairness to the Kesselrun Shareholders, from a financial point of view, of the consideration to be received by Kesselrun Shareholders under the Plan of Arrangement. The Financial Advisor has delivered such fairness opinion to the Kesselrun Board orally , which has not been modified, amended, qualified or withdrawn since the date of delivery, that as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Kesselrun Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Kesselrun Shareholders. Based on the information available to them as of the date hereof, the Kesselrun Board has unanimously approved this Agreement and the completion of the Plan of Arrangement.

(hh)	Approvals and Recommendation. The Kesselrun Board, (other than the directors who have abstained from voting, if applicable) has unanimously, after receiving legal and financial advice, determined that the Plan of Arrangement is in the best interests of Kesselrun and recommends that Kesselrun Shareholders vote in favour of the Kesselrun Arrangement Resolutions.

(ii)	No Expropriation. No property or asset of Kesselrun (including any of the Kesselrun Mineral Rights) has been taken or expropriated by any Governmental Entity, no notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Kesselrun, is there any intent or proposal to give any such notice or to commence any such proceeding.

(jj)	Money Laundering Laws. The operations of Kesselrun are and have been conducted at all times in compliance with applicable Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Entity involving Kesselrun with respect to the Money Laundering Laws is pending or threatened.

(kk)	Anti-Corruption. None of Kesselrun, or, to the knowledge of Kesselrun, any of its or their respective directors, executives, officers, representatives, agents or employees: (i) have used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) have failed to disclose fully any contribution in violation of any Law; (iii) have used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iv) have violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable Law of similar effect; (v) have established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (vi) have made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(ll)	Aboriginal, NGOs and Community Groups. No material dispute between Kesselrun and any Aboriginal, non-governmental organization, community, or community group exists or, to the best of Kesselrun’s knowledge, is threatened or imminent with respect to any of the Kesselrun Mineral Rights or exploration activities. Kesselrun has not received any written, or to the knowledge of Kesselrun, oral, notice of any Aboriginal Claim which could reasonably be expected to affect or impair Kesselrun’s right, title or interest in any of the Kesselrun Mineral Rights.

(mm)	Competition Act. Neither the aggregate value of the assets of Kesselrun in Canada nor the gross revenues from sales in or from Canada generated from those assets, as determined in accordance with Part IX of the Competition Act (Canada) meet or exceed the applicable threshold for any pre-closing notification or review as the case may be.

(nn)	U.S. Securities Law Matters. To the best of Kesselrun’s knowledge, Kesselrun: (i) is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act; (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act, or that is subject to the reporting requirements of Section 13 or 15(d) thereof; and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended.

(oo)	Disclosure. No document furnished on or behalf of Kesselrun to Gold X2 in connection with the negotiation of the transactions contemplated by this Agreement contains, to the best of Kesselrun’s knowledge, any untrue statement of a material fact or omits to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of Kesselrun seeking full material information as to Kesselrun’s business, assets and liabilities.

SCHEDULE D

FORM OF KESSELRUN RESOLUTIONS

BE IT RESOLVED THAT:

1.	The arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Kesselrun Resources Ltd. ("Kesselrun") pursuant to the arrangement agreement between Kesselrun and Gold X2 Mining Inc. dated September 30, 2025 (the "Arrangement Agreement"), all as more particularly described and set forth in the Management Proxy Circular of Kesselrun dated [●], (the "Circular"), accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2.	The plan of arrangement, as it may be or has been duly amended, modified or supplemented (the "Plan of Arrangement"), involving Kesselrun and implementing the Arrangement, the full text of which is set out in Appendix [●] to the Circular (as the Plan of Arrangement may be, or may have been, duly amended, modified or supplemented), is hereby approved and adopted;

3.	The Arrangement Agreement, the actions of the directors of Kesselrun in approving the Arrangement and the actions of the directors and officers of Kesselrun in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Kesselrun Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Kesselrun are hereby authorized and empowered, without further notice to, or approval of, the holders of common shares of Kesselrun:

a.	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any director or officer of Kesselrun is hereby authorized and directed for and on behalf of Kesselrun to execute, whether under the corporate seal of Kesselrun or otherwise, and deliver any and all documents, records and information that are required or desirable to be filed under the BCBCA in connection with the Arrangement Agreement or the Plan of Arrangement; and

6.	Any one or more directors or officers of Kesselrun is hereby authorized, for and on behalf and in the name of Kesselrun, to execute, whether under the corporate seal of Kesselrun or otherwise, and deliver all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Kesselrun, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Kesselrun,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE E

FORM OF AMENDMENT AGREEMENT

[REDACTED]

SCHEDULE F

FORM OF VOTING SUPPORT AGREEMENT

VOTING SUPPORT AGREEMENT

This Voting Support Agreement (this “Agreement”) made the ____ day of                      , 2025 among the undersigned securityholder of Kesselrun Resources Ltd. (“Kesselrun”) executing this agreement (“Holder”) and Gold X2 Mining Inc. (“Purchaser”).

WHEREAS:

A.	Holder owns (directly or indirectly), or has the power to control or direct, the common shares (“Shares”) of Kesselrun and the stock options of Kesselrun (the “Options”), as applicable, indicated in Schedule A hereto (the “Subject Shares” and the “Subject Options”, respectively and collectively, the “Subject Securities”);

B.	Purchaser is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with Kesselrun which provides for, among other things, the acquisition by Purchaser of all of the issued and outstanding shares of Kesselrun for consideration of approximately 0.2152 of a common share of Purchaser and approximately $0.02 in cash for each share of Kesselrun issued and outstanding as at the closing date pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”);

C.	The Transaction requires certain approvals of the Kesselrun Shareholders as set out in the Arrangement Agreement; and

D.	This Agreement sets out the terms and conditions of the agreement of Holder to, among other things, (i) vote, or cause to be voted, such Holder’s Subject Shares and, if applicable, any Subject Options or any Shares issued to such Holder pursuant to the exercise of Subject Options, in favour of the Transaction and any other matters contemplated by the Arrangement Agreement (and any matters required for consummation of the Transaction), and (ii) to abide by the restrictions and covenants set forth herein.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Section 1         Interpretation.

All capitalized terms used herein but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

Section 2         Covenants of the Holder.

(1)	Subject to Section 4 of this Agreement, Holder hereby covenants and irrevocably agrees that, except as permitted by the Arrangement Agreement, Holder shall, from the date hereof until the termination of this Agreement pursuant to Section 7 of this Agreement:

(a)	not, directly or indirectly, without the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), option, sell, transfer, tender, pledge,

encumber, grant a participation or security interest in, hypothecate, assign, gift, place in trust or otherwise convey or dispose of or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of Holder’s Subject Securities or any right or interest therein, to any person or group or agree to do any of the foregoing; provided, however, that Holder may at any time exercise the Subject Options in accordance with their terms to acquire Shares;

(b)	in respect of the Kesselrun Meeting, not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities except for proxies or voting instructions to vote, or cause to be voted, the Subject Securities in accordance with this Agreement or with respect to any other business to be considered at the Kesselrun Meeting;

(c)	not enter into any agreement or arrangement with any person or entity that could limit, restrict or affect Holder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable Holder from performing any of its obligations under this Agreement;

(d)	not take any other action of any kind which might reasonably be regarded as likely to delay or interfere with the completion of the Transaction; and

(e)	not do indirectly that which Holder may not do directly by the terms of this Section 2.

(2)	Holder acknowledges and agrees that if Holder acquires any additional Shares or Options following the date hereof, including, but not limited to, additional Shares acquired upon the exercise of Subject Options in accordance with Section 2(1)(a), then such additional Shares and Options shall be deemed to be Subject Shares or Subject Options, as applicable, for the purposes of this Agreement and Holder shall abide by the terms of this Agreement in respect of such Shares and Options. Holder agrees to promptly notify Purchaser of any acquisitions by Holder or any of Holder’s affiliates of any securities of Kesselrun, after the date hereof, which, for greater certainty, shall include any Options and any Shares issuable upon the exercise or conversion of any Options owned, directly or indirectly, or controlled by Holder which may be exercised, converted into, exchanged or redeemed for Shares.

Section 3         Agreement to Vote.

(1)	In respect of the Kesselrun Meeting, Holder irrevocably and unconditionally covenants and agrees that, from the date hereof until the termination of this Agreement pursuant to Section 7 of this Agreement, Holder shall:

(a)	cause its Subject Securities to be counted as present, in person or by proxy, for purposes of establishing quorum;

(b)	vote or cause to be voted the Subject Shares at the Kesselrun Meeting (or any adjournment or postponement thereof) in favour of (i) the Kesselrun Arrangement Resolutions, (ii) any matter required for the consummation of the Transaction and any matters contemplated by the Arrangement Agreement, and (iii) any proposal to adjourn or postpone the Kesselrun Meeting to a later date if there are not sufficient votes for adoption and approval of the Kesselrun Arrangement Resolutions;

(c)	vote or cause to be voted the Subject Securities against any Acquisition Proposal and any other matter that could reasonably be expected to delay, prevent, interfere with, discourage or frustrate the successful completion of the Transaction at any meeting of the Kesselrun Shareholders called for the purpose of considering same;

(d)	if Holder is the holder of record of any of the Subject Shares, no later than three Business Days prior to the date of the Kesselrun Meeting, Holder shall deliver or cause to be delivered to Kesselrun, with a copy to Purchaser concurrently, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Kesselrun Arrangement Resolutions and/or any matter required to consummate the Transaction;

(e)	if Holder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Kesselrun Meeting, Holder shall deliver or cause to be delivered to Kesselrun, a copy of the duly executed voting instruction form(s) to the intermediary through which Holder holds its beneficial interest in the Subject Shares, with a copy to Purchaser concurrently, instructing that the Subject Shares be voted at the Kesselrun Meeting in favour of the Transaction including, without limitation, the Kesselrun Arrangement Resolutions and/or any matter required to consummate the Transaction; and

(f)	ensure that such proxy or proxies in Section 3(1)(d) shall name those individuals as may be designated by Kesselrun in the Kesselrun Circular and shall not be revoked without the written consent of Purchaser.

For the avoidance of doubt, if Holder is the beneficial owner but not the holder of record of all or any Subject Shares, Holder will be deemed to satisfy its, his or her obligations under this Section 3(1) to vote or to cause to be voted the Subject Shares if it, he or she duly instructs that such Subject Shares be voted in the applicable manner.

(2)	Holder hereby agrees that neither Holder nor any person on Holder’s behalf will take any action to withdraw, amend or invalidate any proxy deposited by Holder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which he or she might have unless this Agreement is terminated in accordance with Section 7.

(3)	Holder hereby consents to the disclosure of the substance of this Agreement in any press release or the Kesselrun Circular and the filing of a copy hereof by Kesselrun at www.sedarplus.ca. Holder further consents to and authorizes the publication and disclosure by Purchaser and/or Kesselrun of his, her or its identity and holding of Subject Securities, the nature of its commitments and obligations under this Agreement and any other information, in each case that Purchaser and/or Kesselrun reasonably determines is required to be disclosed pursuant to applicable laws in connection with the Transaction and any transactions contemplated by the Arrangement Agreement. Holder agrees to promptly provide Purchaser and/or Kesselrun any information that they might reasonably require for the preparation of any of the aforementioned disclosures and agrees to promptly notify Purchaser and/or Kesselrun of any required corrections with respect to any written information supplied by it specifically for use in any such disclosures, if and to the extent that any such information shall have become false or misleading in any material respect.

(4)	Holder agrees that, if it, he or she is entitled to vote at the Kesselrun Meeting as a holder of the Subject Options the provisions of this Section 3 will apply to such securities in the same manner as it applies to the Subject Shares.

(5)	Holder irrevocably and unconditionally covenants and agrees not to exercise any Dissent Rights or any other shareholder rights or remedies available to Holder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Transaction.

Section 4         Fiduciary Obligations.

If the Holder or a director or officer of the Holder (or any of its affiliates) is a director or officer of Kesselrun, nothing in this Agreement is intended to fetter Holder’s discretion to act, when acting in his or her capacity as an officer or director of Kesselrun, in a manner consistent with all fiduciary obligations imposed on Holder in that capacity. For greater certainty, the obligations of Holder hereunder to vote in favour of the Kesselrun Arrangement Resolutions and not take any actions inconsistent with that support are intended to apply to Holder only in his or her capacity as a holder of securities of Kesselrun and not in such Holder’s capacity as an officer or director of Kesselrun, and any such actions taken by a Holder in such capacity shall not constitute a breach or violation of this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling that party’s fiduciary duties as a director or officer of Kesselrun or any of its subsidiaries.

Section 5         Representations and Warranties of Holder.

Holder represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	If the Holder is not an individual, Holder is validly existing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder. If applicable, all necessary action has been taken to authorize this the execution, delivery, and performance of this Agreement by the Holder and no other approvals or proceedings on the Holder's part are necessary to authorize this Agreement.

(b)	Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of Holder’s obligations under this Agreement. This Agreement has been duly executed and delivered by Holder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation, enforceable by Purchaser against Holder in accordance with its terms, subject, however, to limitations imposed by applicable laws in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

(c)	Holder or his or her affiliates holds, beneficially owns (directly or indirectly) or has voting and/or dispositive power over all of the Subject Securities set out next to Holder’s name in Schedule A. Other than the Subject Securities listed in Schedule A, no equity or voting shares or securities of Kesselrun convertible into equity or voting shares are beneficially owned or controlled by Holder or any of Holder’s affiliates.

(d)	No person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from Holder of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except Purchaser pursuant to this Agreement and Kesselrun in respect of the Subject Options pursuant to their terms.

(e)	None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Kesselrun Shareholders or give consents or approvals of any kind with respect to matters subject to the approval of the Kesselrun Shareholders, except pursuant to this Agreement.

(f)	Neither the execution and delivery of this Agreement by Holder, nor the compliance by Holder with any of the provisions hereof will require on the part of Holder any filing with (other than pursuant to the requirements of applicable laws (which filings, if any, Holder will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other person, or violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Holder.

(g)	There is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of Holder, threatened against Holder or any of Holder’s affiliates or any of their directors or officers (in their capacities as such), as applicable, that, individually or in the aggregate, could adversely affect in any manner Holder’s ability to enter into this Agreement or perform Holder’s obligations hereunder.

Section 6         Representations and Warranties of Purchaser.

Purchaser represents and warrants to Holder as follows and acknowledges that Holder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Purchaser is validly existing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder.

(b)	The execution and delivery of this Agreement by Purchaser and the performance by it of its obligations hereunder have been duly authorized by Purchaser’s board of directors and no other corporate proceedings on its part is necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Holder, constitutes a legal, valid and binding obligation, enforceable by Holder against Purchaser in accordance with its terms, subject, however, to limitations imposed by applicable laws in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

(c)	Neither the execution and delivery of this Agreement or the Arrangement Agreement by Purchaser nor the compliance by it with any of the provisions hereof or thereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of its respective articles, by laws or constating documents, or any resolution of its respective board of directors (or any committee thereof) or any of its respective shareholders.

(d)	There are no legal proceedings outstanding against or, to the knowledge of Purchaser, threatened against Purchaser that would adversely affect in any manner the ability of Purchaser to enter into this Agreement and to perform its obligations hereunder or that could reasonably be expected to prevent or materially delay the completion of the Transaction.

Section 7         Termination.

(1)	This Agreement may be terminated by Purchaser by notice to Holder if:

(a)	any of the representations and warranties of Holder contained herein is untrue or inaccurate in any material respect; or

(b)	there is passed any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

(2)	This Agreement may be terminated by Holder by notice to Purchaser if:

(a)	any of the representations and warranties of Purchaser contained herein is untrue or inaccurate in any material respect;

(b)	there is passed any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(c)	the Arrangement Agreement is amended in any manner to provide for less consideration than is provided for at the date of this Agreement.

(3)	This Agreement shall automatically terminate on the earliest of:

(a)	the Effective Time;

(b)	the Outside Date, if the Effective Time has not occurred by the Outside Date;

(c)	upon termination of the Arrangement Agreement in accordance with its terms.

(4)	In the case of termination of this Agreement pursuant to this Section 7, this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by such party prior to such termination.

Section 8         General.

(1)	Holder, on the one hand, and Purchaser, on the other hand, shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

(2)	This Agreement shall not be assignable by any party without the prior written consent of the other party, except that Purchaser may assign or transfer any of its rights, interests or obligations under this Agreement to an affiliate. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

(3)	This Agreement is not intended to confer upon any person or entity other than the parties hereto and rights or remedies hereunder. Notwithstanding the foregoing, Kesselrun is an express third party beneficiary of this Agreement and may enforce this Agreement directly against Purchaser and Holder, and this Agreement may not be amended, modified or supplemented by the parties hereto without the prior written consent of Kesselrun, such consent may be withheld for any reason.

(4)	Time shall be of the essence of this Agreement.

(5)	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by email:

(a)	in the case of Holder, care of Kesselrun to the address or email of Kesselrun set forth in the Arrangement Agreement;

(b)	in the case of Purchaser, to the address or email set forth in the Arrangement Agreement; or

(c)	to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in the Arrangement Agreement and if so given shall be deemed to have been received on the date of such delivery or sending, as applicable (or, if such day is not a Business Day, on the next following Business Day).

(6)	This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and Holder and Purchaser, each irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

(7)	Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

(8)	If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

(9)	Holder hereby acknowledges that Holder has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that Holder has either done so or waived the right to do so in connection with the entering into of this Agreement.

(10)	This Agreement and the Arrangement Agreement constitute the entire agreement with respect to the subject matter hereof and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

(11)	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

SIGNED, SEALED, AND DELIVERED in the presence of:	)
)
)
Witness Signature	)
	)	Holder:
)
Witness Name (Printed))
)
)
Witness Address

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

GOLD X2 MINING INC.

By:
Name:
Title:

SCHEDULE A - SUBJECT SECURITIES

REGISTERED HOLDER	BENEFICIAL HOLDER	SHARES	OPTIONS